JCDecaux

04024783

82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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Neuilly-sur-Seine, 29th April 2004

SUPPL

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to the shareholders' meeting of JCDecaux SA that will take place 12th May 2004:

- Two convening notices ("Avis de Réunion" and "Avis de Convocation") to the attention of holders of bearer shares, published in the French "Bulletin des Annonces Légales Obligatoires";
- The convening file sent to the holders of registered shares;
- An information note that was approved by the French Stock Exchange Authorities ("Autorité des Marchés Financiers", formerly know as "Commission des Opérations de Bourse") containing details of a programme whereby JCDecaux SA is authorized to redeem its own shares. This program will be submitted to the vote of the shareholders.

We also enclose a press release made 28th April 2004 in relation to JCDecaux's revenues for the first quarter 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 5/5

FILE 82-5247

Convening notices to the attention of the holders of bearer shares

These notices were published in the French « Bulletin des Annonces Légales Obligatoires ». They inform the holders of bearer shares of the date, place and agenda of the shareholders' meeting and also contain the full text of the resolutions.

JCDECAUX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

Avis de réunion

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale mixte le 12 mai 2004, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants.

Ordre du jour.

I. Partie ordinaire :
1°) Approbation des comptas sociaux 2003 ;
2°) Approbation des comptes consolidés 2003 ;
3°) Conventions réglementées ;
4°) Affectation du résultat ;
5°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;
6°) Programme de rachat d'actions ;
7°) Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles.

II. Partie extraordinaire :
8) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société.
9°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, a des actions de la société ;
10°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;
11°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par émission d'actions réservées aux salariés ;
12°) Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions auto-détenues. ;
13°) Modifications statutaires ;
14°) Pouvoirs.

Projet de résolutions

I. — Partie ordinaire.

Première résolution (Approbation des comptes sociaux 2003). — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés, se soldant par un bénéfice de 215 836 943 €.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

Deuxième résolution (Approbation des comptes consolidés 2003). — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes consolidés de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

Troisième résolution (Conventions réglementées). — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2003 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte qu'il n'a pas été conclu de telles conventions au cours de cet exercice.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, connaissance prise du rapport du directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2003, s'élevant à 215 836 943 €, au report à nouveau, lequel s'établira à :

– Bénéfice net de	215 836 943 €
– Report à nouveau antérieur, de	318 699 967 €
Total	534 536 910 €

Il est rappelé, conformément à la loi, que la société n'a pas distribué de dividendes au titre des trois exercices précédents.

Cinquième résolution (Dépenses et charges visées à l'article 39-4 du Code général des impôts). — En application de l'article 223 *quater* du dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 68 180,83 € au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.

Sixième résolution (Programme de rachat d'actions). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

— constate que la Société n'a pas fait usage de l'autorisation reçue de l'assemblée générale en date du 14 mai 2003 ;

— autorise le directoire conformément aux articles L. 225-209 et suivants du Code de commerce à acheter et vendre des actions de la Société en fonction des situations de marché ;

en vue, notamment, et par ordre décroissant de priorité ;

— de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ; ou

— de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce ; ou

— de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ; ou

— de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition, conformément à la réglementation boursière ; ou

— de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société, dans les limites de la réglementation boursière ; ou

— de la mise en œuvre d'une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'assemblée générale de la douzième résolution ci-après et dans les termes qui y sont indiqués.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

— la nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10 % des actions composant le capital de la Société, soit à titre indicatif au 31 décembre 2003, 21 960 076 actions ;

— le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le prix maximum d'achat des actions dans le cadre de la présente résolution sera de 20 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules acquisitions réalisées à compter de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société serait susceptible de payer pour l'achat de ses actions serait de 439 201 520 €, correspondant à un prix maximum par action de 20 € et à un nombre maximum de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimum de vente des actions auto-détenues acquises dans le cadre du programme de rachat d'actions autorisé par la présente assemblée générale sera de 10 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules cessions décidées à compter de la présente assemblée. Ce prix s'applique de manière implicite aux remises d'actions par suite de l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L. 225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de

FILE 82-5247

application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer, dans les conditions légales, la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et d'une manière générale, faire le nécessaire.

Septième résolution (Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles). — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées ordinaires, connaissance prise du rapport du directoire :

— autorise le directoire à émettre, tant en France qu'à l'étranger, en euros ou en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, en une ou plusieurs fois, par appel public à l'épargne ou placement privé, des obligations ou d'autres titres de créances ; conférant dans une même émission un même droit de créance sur la Société, notamment des titres subordonnés ou non, à durée déterminée ou non, portant intérêt à taux fixe ou variable ou à coupon zéro et assorties ou non de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance, jusqu'à concurrence d'un montant total maximum de 2,5 milliards d'euros ou sa contre-valeur en toute autre monnaie ou en toute autre unité monétaire établie par référence à plusieurs monnaies au jour de la décision d'émission, étant précisé que ce montant maximum s'applique globalement aux obligations ou autres titres de créances émis directement ou à la suite de l'exercice de bons, mais n'inclut pas la ou les primes de remboursement, s'il en était prévue(s) et que les titres de créances négociables, au sens des articles L. 213-1 à L. 213-4 du Code monétaire et financier, ne sont pas visés par la présente autorisation :

— délègue au directoire tous pouvoirs pour fixer les montants, formes et époques, taux et conditions d'émission, d'amortissement et de remboursement des titres à émettre, y compris les modalités d'amortissement ou de remboursement anticipé avec prime fixe ou variable ou sans prime, et le cas échéant, pour leur conférer des garanties ou des sûretés ;

— autorise le directoire à prévoir, le cas échéant, le remboursement des obligations par remise d'actifs par la société ;

— autorise le directoire à décider que les obligations auront le caractère de titres subordonnés à durée déterminée ou indéterminée ou présenteront les caractéristiques d'obligations indexées ou d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) et en cas d'émission de titres subordonnés, déterminer dans le respect des dispositions de l'article L. 228-97 du Code de commerce, leur rang de subordination ;

— donne, en conséquence, tous pouvoirs au directoire en vue de la réalisation de cet ou de ces emprunts et précise que le directoire aura toute latitude pour fixer les caractéristiques des obligations et, le cas échéant, des bons dont les obligations pourraient être assorties.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'émettre des obligations. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

Le directoire peut conformément à la loi, et selon les modalités qu'il arrête, subdéléguer à son président ou à l'un de ses membres les pouvoirs qui lui sont conférés par la présente résolution, à charge pour le délégué de lui rendre compte, dans les conditions fixées par le directoire, de l'exécution de sa mission.

II. — Partie extraordinaire.

Huitième résolution (Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129-III du Code de commerce, notamment de son alinéa 3 :

1. délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, en France ou à l'étranger, dans la proportion et aux époques qu'il appréciera, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les articles L. 225-150 et suivants

étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement ;

2. décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le directoire de la présente délégation ;

— le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des neuvième et dixième résolutions de la présente assemblée, est fixé à 2 350 000 € ;

— à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement en supplément, en cas d'opérations financières nouvelles, pour préserver, les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

— le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montant des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la société donnant accès au capital susceptibles d'être émises en vertu de la neuvième résolution de la présente assemblée ;

3. fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

4. en cas d'usage par le directoire de la délégation d'émission faisant l'objet de la présente résolution :

— décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible proportionnellement au nombre d'actions alors possédées par eux ;

— confère, en outre, au directoire la faculté d'instituer un droit de souscription à titre réductible ;

— prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les titres émis donneront droit immédiatement ou à terme ;

— décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons de souscription autonomes ;

— décide que, dans le cas d'émissions d'actions ou de valeurs mobilières composées, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'émission, le directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

- limiter l'émission au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
- répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières composées, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites,
- offrir au public, en faisant publiquement appel à l'épargne, tout ou partie des actions ou, dans le cas de valeurs mobilières composées, desdites valeurs mobilières non souscrites, sur le marché français et/ou à l'étranger et/ou sur le marché international ;

— décide que les émissions de bons de souscription d'actions de la société pourront être réalisées soit par offre de souscription, soit par attribution gratuite aux propriétaires des actions anciennes ;

— décide qu'en cas d'attribution gratuite de bons autonomes de souscription, le directoire aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les titres correspondant seront vendus ;

5. décide que le directoire aura tous pouvoirs, avec faculté da subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

— déterminer la catégorie de titres à émettre ;

— décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission :

— déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la société) ; le cas échéant ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de

modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et notamment arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la société tels que des actions ou valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les titres émis ou à émettre immédiatement ou à terme en vue de les annuler ou non, compta tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres pendant un délai maximum de trois mois ;

— à sa seule initiative, imputer les frais d'augmentation de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

6. prend acte que la présente délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, avec maintien du droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la société :

7. prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le directoire rendra compte à l'assemblée générale ordinaire suivante, conformément à l'article L. 225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

Neuvième résolution (Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobiliers donnant accès, immédiatement ou à terme, à des actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129-III du Code de commerce, notamment de son alinéa 3, ainsi que de l'article L. 225-148 dudit Code :

1. délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou les marchés étrangers et/ou le marché international, en faisant publiquement appel à l'épargne, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès, immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les article L. 225-150 et suivants, L. 225-161 et suivants et L. 225-168 et suivants du Code de commerce), étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit, en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement. Ces titres pourront notamment être émis à l'effet de rémunérer des titres qui seraient apportés à la société, dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales (par exemple dans le cadre d'une « reverse merger » de type anglo-saxon) sur des titres répondant aux conditions fixées à l'article L. 225-148 du Code de commerce ;

2. délègue au directoire les pouvoirs nécessaires à l'effet de procéder, en sus des émissions qui pourraient être réalisées en vertu de la présente ves d'une quote-part du capital de la société à émettre à la suite de l'émission par les sociétés dont la société détient directement ou indirectement plus de le moitié du capital social, avec l'accord de cette dernière :

— d'obligations émises par les filiales de la société avec bons de souscription d'actions de la société ; ou

— de toutes autres valeurs mobilières émises par les filiales de la société donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution à tout moment ou à date fixe, de titres qui à cet effet seront émis, ou sont déjà émis, en représentation d'une quotité du capital de la société.

La présente décision emporte de plein droit, au profit des titulaires de valeurs mobilières susceptibles d'être émises par les filiales de la société, renonciation des actionnaires de la société à leur droit préférentiel de souscription aux actions ou titres auxquels ces valeurs donnent droit.

L'émission des actions ou des bons et des titres en représentation d'une quote-part du capital de la société à la suite des opérations visées au présent paragraphe 2 ne pourront, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés conformément à la loi, avoir pour effet d'augmenter le capital nominal de la société d'une somme supérieure à 937 500 € ou de la contre-valeur de ce montant à la date d'émission, qui s'imputera sur le plafond global fixé ci-dessous pour les augmentations de capital susceptibles d'être réalisées en venu de la présente délégation ;

3. décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le directoire de la présente délégation :

— le montant nominal maximum des augmentations de capital susceptibles d'être réalisée immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d' être; réalisées, en vertu de la présente délégation et de celles conférées en vertu des huitième et dixième résolutions de la présente assemblée est fixé à 2 350 000 € ;

— à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement, en cas d'opérations financières nouvelles, pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

— le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montantt des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptible d'être émises en vertu de la huitième résolution de la présente assemblée ;

4. fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

5. décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au directoire la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible, étant précisé que les titres non souscrits ainsi feront l'objet d'un placement public en France et/ou a l'étranger et/ou sur le marché international ;

6. décide que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le directoire pourra limiter le montant de l'opération au montant des souscriptions reçues sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'émission décidée ;

7. prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donneront droit ;

8. décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bore de souscription autonomes ;

9. décide, conformément à l'article L. 225-136 2 du Code de commerce, que ;

— le prix d'émission des actions émises directement sera au moins égal à la moyenne des premiers cours cotés de l'action ancienne constatés sur le Premier marché d'Euronext Paris pendant dix jours consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance ;

— le prix d'émission des valeurs mobilières (y compris des bons de souscription autonomes) autres que des actions, sera tel que la somme perçue immédiatement par la société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise en conséquence de l'émission de ces autres valeurs mobilières, au moins égale à la moyenne de cours corrigée définie à l'alinéa précédent ;

— la conversion, le remboursement ou généralement la transformation en actions de chaque obligation convertible, remboursable ou autrement

en un nombre d'actions tel que la somme perçue par la société, pour chaque action, soit au moins égale è la moyenne des cours corrigée définie au premier alinéa du présent paragraphe 9 ;

— dans l'hypothèse où l'article L. 225-136 2° du Code de commerce viendrait à être modifié, les dispositions ci-dessus seront réputées annulées et remplacées par les nouvelles dispositions législatives applicables ;

10. décide que le directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la délégation d'émission faisant l'objet de la présente résolution, à l'effet notamment de ;

— déterminer la catégorie de titres à émettre ;

— décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

— déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-87 du Code de commerce) fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront Jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement y compris par remise d'actifs de la société tels que des actions ou valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits attachés aux titres émis pendant un délai maximum de trois mois ;

— plus particulièrement, en cas d'émission de titres à l'effet de rémunérer des titres apportés dans le cadre d'une offre publique d'échange (OPE), arrêter la liste des titres apportés à l'échange, fixer les conditions de l'émission, la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser et déterminer les modalités de l'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre unique proposant l'achat ou l'échange soulte des titres visés contre un règlement en titres et en numéraire, soit d'une offre publique d'achat (OPA) ou d'échange à titre principal, assortie d'une OPE ou d'une OPA à titre subsidiaire, ou de toute autre forme d'offre publique conforme à la loi et la réglementation applicables à ladite offre publique ;

— à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuits d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

11. prend acte que la présente délégation prive d'effet à compter de ce jour, à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, sans droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la société ;

12. prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le formément à l'article L. 225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

Dixième résolution (Autorisation à donner au directoire à l'effet de procéder à l'augmentation de capital social par incorporation de primes, réserves, bénéfices ou autres). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire et conformément aux dispositions de l'article L. 225-129-II du Code de commerce :

1°) délègue au directoire tous pouvoirs pour augmenter le capital en une ou plusieurs fois dans la proportion et aux époques qu'il appréciera par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible, sous forme d'attribution d'actions gratuites ou d'élévation du montant du capital social ou par l'emploi conjoint de ces deux procédés. Le montant nominal maximum des augmentations de capital susceptibles d'être réalisées à ce titre ne pourra dépasser 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des huitième et neuvième résolutions de la présente assemblée est fixé a 2 350 000 € ;

2°) en cas d'usage par le directoire de la présente délégation, ce dernier aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

— fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre et/ou le montant dont le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du montant du capital social portera effet ;

— décider, en cas de distributions d'actions gratuites :

que par dérogation aux dispositions de l'article L. 225-149 du Code de commerce, les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la venta seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées ;

— de procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires ;

de constater la réalisation de chaque augmentation de capital et de procéder aux modifications corrélatives des statuts ;

— d'une manière générale, de passer toute convention, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

3°) cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de procéder à l'augmentation de capital social par Incorporation de primes, réserves, bénéfices ou autres. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

Onzième résolution (Autorisation à donner au Directoire à l'effet de procéder à l'augmentation de capital social par émission d'actions réservées aux salariés avec suppression du droit préférentiel de souscription au profit de ces derniers). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément d'une part aux dispositions des articles 1 225-129-VII et L. 225-138 du Code da commerce, et d'autre part, à celles des articles L. 443-1 et suivants du Code du travail :

— délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximum de 20 000 €, par émissions d'actions ou autres titres donnant accès au capital de la société réservées aux salariés de la société et de ceux des sociétés françaises ou étrangères qui lui sont liées dans les conditions légales, des lors que ces salariés adhéreraient à un plan d'épargne d'entreprise ou de groupe ou à un plan partenarial d'épargne salariale volontaire qui serait mis en place en application de l'article L. 443-1-2 du Code du travail ;

— fixe à vingt six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

— décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés de l'action sur le premier marché d'Euronext Paris lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture des souscriptions, ni inférieur de plus de 20 % à cette moyenne pour les adhérente à un plan d'épargne entreprise ou de 30 % lorsque la durée d'indisponibilité prévue par le plan en application de l'article L. 443-6 du Code du travail est supérieure ou égale à dix ans.

— décide de supprimer au profit des bénéficiaires ci-dessus Indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présenta autorisation, et de renoncer à tout droit aux actions gratuites qui seraient émises par application de le présente résolution.

2. décide que le directoire aura tous pouvoirs pour mettre en oeuvre la

légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment de :

— arrêter dans les conditions légales la liste des sociétés dont les salariés pourront souscrire aux actions émises ;

— arrêter la liste précise des bénéficiaires, le nombre de titres à attribuer à chacun d'eux et le prix de l'émission ;

— décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

— déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

— arrêter les dates d'ouverture et de clôture des souscriptions ;

— fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), dans les limites légales ou réglementaires en vigueur ;

— en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, fixer le nombre d'actions ou autres titres à émettre, le nombre à attribuer à chaque bénéficiaire, et arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou autres titres dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions et titres aux décotes maximales prévues ci-dessus au titre de la détermination du prix d'émission, soit d'imputer la contre-valeur de ces actions et titres sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

— constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites ou décider de majorer le montant desdites augmentations de capital pour que la totalité des souscriptions reçues puisse être servi et procéder aux modifications corrélatives des statuts ;

— le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

— décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'augmenter le capital social de la société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

Douzième résolution (Délégation à donner au directoire à l'effet de réduira le capital social par annulation des actions auto-détenues). — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, autorise le directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce.

Le nombre maximum d'actions pouvant être annulé par la société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la société, étant rappelé que cette limite s'applique à un montant du capital de la société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente assemblée générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités.

Treizième résolution (Modifications statutaires). — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire, décide de modifier ainsi qu'il suit :

1°) Les articles 9 et 21 des statuts afin de les mettre en harmonie avec les dispositions de la loi de sécurité financière n° 2003-706 du 1er août 2003 :

« Article 9 - Forme des titres ».

1°) identification des actionnaires » : le 4° paragraphe se lira comme suit :

« En vue de l'identification des détenteurs des titres au porteur, la société pourra demander à tout moment au dépositaire central d'instru-

l'année de naissance ou de constitution et l'adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées ainsi que la quantité de titres détenue par chacun d'eux et, le cas échéant, les restrictions dont les titres peuvent être frappés. »

2°) Franchissement de seuils : ce paragraphe est ainsi remplacé :

« Outre les déclarations de franchissements de seuils expressément prévues par l'article L. 233-7 alinéas 1 et 2 du Code de commerce, toute personne physique ou morale, agissant seule ou de concert, venant à détenir directement ou indirectement, par l'intermédiaire d'une ou plusieurs personnes morales qu'elle contrôle au sens de l'article L. 233-3 du Code de commerce, un nombre d'actions représentant une proportion du capital social ou des droits de vote, égale ou supérieur à 2 % du capital, puis à toute tranche supplémentaire de 1 % y compris au-delà des seuils de déclaration légaux, doit informer la société du nombre total d'actions et de droits de vote qu'elle possède ainsi que des titres donnant accès à terme au capital et des droits de vote qui y sont potentiellement attachés, par lettre recommandée avec accusé de réception, dans le délai de cinq jours de bourse à compter du franchissement de seuil.

L'intermédiaire inscrit comme détenteur de titres conformément au 3e alinéa de l'article L. 228-1 du Code de commerce est tenu, sans préjudice des obligations des propriétaires des titres, d'effectuer les déclarations prévues au présent article, pour l'ensemble des actions de la société au titre desquelles il est inscrit en compte, sauf lorsque celles-ci appartiennent à des non-résidents. La violation des obligations découlent du présent alinéa est sanctionnée conformément aux dispositions de l'article L. 228-3-3 du Code de commerce.

L'obligation d'informer la société s'applique également lorsque la participation de l'actionnaire, en capital ou en droits de vote, devient inférieure à chacun des seuils ci-dessus mentionnés. »

Le dernier alinéa est inchangé.

« Article 21 - Conventions réglementées »

Les 1er et 6e alinéas sont modifiés comme suit :

« Toute convention intervenant directement ou par personne interposée entre la société et l'un des membres du directoire ou du conseil de surveillance, un actionnaire disposant d'une fraction des droits de vote supérieure à 10 % ou, s'il s'agit d'une société actionnaire, la société la contrôlant au sens de l'article L. 233-3 du Code de commerce, doit être soumise à l'autorisation préalable du conseil de surveillance. »

« Ces dispositions ne sont pas applicables aux conventions portant sur des opérations de gestion courante et conclues à des conditions normales. Toutefois, ces conventions, à l'exception de celles qui, en raison de leur objet ou de leurs Implications financières, ne sont significatives pour aucune des parties, sont communiquées par l'intéressé au président du conseil de surveillance. La liste et l'objet en sont communiqués par le président aux membres du conseil de surveillance et aux commissaires aux comptes. Tout actionnaire a le droit d'en obtenir communication ».

Le reste de l'article est inchangé.

2°) Les articles 6, 7,13 et 15 des statuts afin d'en simplifier et/ou d'en améliorer la rédaction :

« Article 6 - Capital social »

Les paragraphes 1 à 4 sont supprimés. L'article 6 se lira désormais :

« Le capital social s'établit à trois millions trois cent soixante dix-huit mille deux cent quatre-vingt-quatre euros et vingt-sept centimes (3 378 284,27 €) divisé en deux cent vingt et un millions six cent mille sept cent soixante (221 600 760) actions de même catégorie et entièrement libérées. »

« Article 7 - Libération des actions »

Toute souscription d'actions en numéraire est obligatoirement accompagnée du versement du quart au moins du montant nominal des actions souscrites et le cas échéant, de la totalité de la prime d'émission. Le surplus est payable en une plusieurs fois, aux époques et dans les proportions qui seront fixées par le directoire, conformément à la loi. Les appels de fonds sont portés à la connaissance des actionnaires quinze jours au moins avant l'époque fixée pour chaque versement soit par lettres recommandées avec accusé de réception, soit par avis Inséré dans un journal d'annonces légales du lieu du siège social. »

Le second paragraphe est inchangé,

« Article 13 - Durée des fonctions des membres du directoire - rémunération »

Le 1er alinéa est modifié comme suit :

« Le directoire est nommé pour une durée de 3 ans. Les fonctions des membres prennent fin à l'issue de l'assemblée générale statuant sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expirent ces fonctions. En cas de vacance par décès, démission ou révocation, le conseil de surveillance sera tenu dans un délai de deux mois à compter de la vacance de pourvoir au remplacement du poste vacant pour le temps qui reste à courir jusqu'au renouvellement du directoire. »

Le reste de l'article est inchangé.

« Article 15 - Pouvoirs et fonctions du directoire

1. Le directoire est investi des pouvoirs les plus étendus à l'égard des tiers pour agir en toutes circonstances au nom de la société, sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et au conseil de surveillance par la loi et les présents statuts, notamment en ce

article et à l'article 19 ci-après. Le directoire a la faculté de déléguer partie de ses pouvoirs qu'il jugera utile. »
Le reste de l'article est inchangé.

Quatorzième résolution (Pouvoirs pour les formalités). — L'assemblée générale donne tous pouvoirs au porteur de copies ou d'extraits du procès verbal des présentes délibérations pour faire toutes déclarations et remplir toute formalités légales, dépôt, publicité ou autres.

Les demandes d'inscription de projets de résolutions aux ordres du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent, conformément aux dispositions légales, être envoyées au siège social, à Neuilly-sur-Seine, à l'attention de la Direction juridique, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.
L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.
Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez BNP Paribas Securities Services cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.
Pour avoir le droit de participer à l'assemblée, les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont Inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.
Ils pourront également solliciter de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.
L'attestation ainsi que le formulaire devront être adressés par les Intermédiaires à BNP Paribas Securities Services, GIS Emetteurs, assemblées, 75450 Paris Cedex 09.
Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée trois jours au moins avant la réunion de l'assemblée générale.
Les date, lieux et heure de cette réunion seront précisés dans l'avis de convocation qui sera diffusé et publié conformément à la loi.

Le directoire.

62439

~~COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN MICHELIN ET CIE~~

Société en commandite par actions au capital de 286 774 050 €.
Siège social : 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme).
855 200 887 R.C.S. Clermont-Ferrand.
Siret : 855 200 887 00021. — APE : 741 J.

AVIS DE CONVOCATION

Les actionnaires de la Compagnie Générale des Etablissements Michelin sont convoqués en assemblée générale mixte pour le vendredi 14 mai 2004, à 9 heures, au Polydôme, place du 1er Mai à Clermont-Ferrand (Puy-de-Dôme), avec l'ordre du jour suivant :
— Lecture du rapport des Gérants ;
— Lecture du rapport du conseil de surveillance.

De la compétence de l'assemblée générale ordinaire :
— Lecture des rapports des commissaires aux comptes sur les comptes sociaux et consolidés de l'exercice 2003 et de leur rapport spécial sur les conventions visées à l'article L. 226-10 du Code de commerce ;
— Approbation des comptes sociaux de l'exercice 2003 et des opérations qu'ils traduisent ;
— Affectation du résultat de l'exercice 2003 ;
— Approbation des comptes consolidés de l'exercice 2003 ;
— Renouvellement du mandat de deux membres du conseil de surveillance ;
— Nomination des commissaires aux comptes titulaires et suppléants, sur proposition émanant du conseil de surveillance conformément aux nouvelles dispositions légales ;
— Autorisation à la Société d'opérer en Bourse sur ses propres actions.

De la compétence de l'assemblée générale extraordinaire :
— Lecture des rapports spéciaux des commissaires aux comptes ;
— Autorisation d'attribuer à des membres de la direction et de l'encadrement de la Société et de sociétés du groupe, des options de souscription d'actions représentant une augmentation de capital d'un montant

— Autorisation d'augmenter le capital d'un montant nominal maximum de 2 867 000 €, correspondant à 1 % du capital actuel, par émissions d'actions réservées aux salariés de la Société et de sociétés du groupe.

Tout actionnaire inscrit en compte chez la Société cinq jours au moins avant la date de l'assemblée pourra, quelque soit le nombre d'actions qu'il possède et sur simple justification de son identité, être admis et prendre part aux délibérations.
Les formules de pouvoir et de vote par correspondance seront adressées aux actionnaires ; les votes par correspondance ne seront pris en compte que s'ils parviennent à la Société trois jours au moins avant la date de réunion de l'assemblée.

Les gérants.

62444

POCHET S.A.

Société anonyme au capital de 3 981 042 €.
Siège social à Paris (10e), 121, quai de Valmy.
572 059 517 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale ordinaire le jeudi 13 mai 2004 à 10 heures au siège social, 121, quai de Valmy, 75010 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport de gestion du conseil d'administration et des rapports des commissaires aux comptes sur les comptes sociaux et consolidés et sur les opérations de l'exercice clos le 31 décembre 2003 ;
— Approbation des comptes sociaux et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;
— Quitus aux administrateurs ;
— Affectation des résultats ;
— Rapport spécial des commissaires aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce, approbation des conventions ;
— Allocation de jetons de présence ;
— Modification de raison sociale d'un commissaire aux comptes ;
— Pouvoirs pour l'accomplissement des formalités.

PROJET DE RÉSOLUTIONS

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du conseil d'administration et du rapport général des commissaires aux comptes, approuve le bilan, le compte de résultat et l'annexe des comptes sociaux et consolidés relatifs à l'exercice clos le 31 décembre 2003, tels qu'ils lui sont présentés par le conseil d'administration, et donne aux administrateurs quitus de leur gestion pour ledit exercice.

Deuxième résolution. — L'assemblée générale constate que le bénéfice distribuable de l'exercice clos le 31 décembre 2003 constitué,

Du bénéfice net	11 696 932 €
Du report à nouveau bénéficiaire antérieur, soit	46 236 697 €

s'élève à la somme de 57 933 629 € et décide de l'affecter ainsi qu'il suit :

Une somme de	9 401 011 €
est versée à titre de dividende, soit 3,60 € par action, assorti d'un avoir fiscal au taux en vigueur à chacune des 2 611 392 actions représentant le capital social,	
Au report à nouveau	48 532 618 €

Le dividende ci-dessus voté, de 3,60 € par action sera mis en paiement à compter du 14 mai 2004. La société ne percevra pas de dividende au titre des 6 583 actions qu'elle détient, le montant correspondant des dividendes étant reporté à nouveau.
Il est rappelé qu'au titre des trois derniers exercices, il a été mis en distribution :
— au titre de l'exercice clos le 31 décembre 2000, un dividende de 2,13 € par action donnant droit à un avoir fiscal de 1,065 € ;
— au titre de l'exercice clos le 31 décembre 2001, un dividende de 2,74 € par action donnant droit à un avoir fiscal de 1,37 € ;
— au titre de l'exercice clos le 31 décembre 2002, un dividende de

FILE 82-5247

ITS GROUP

Société anonyme au capital de 231 240 €.
Siège social : 3, boulevard des Bouvets, 92741 Nanterre Cedex.
414 864 488 R.C.S. Nanterre.

Additif à l'avis de réunion valant avis de convocation à l'assemblée générale mixte d'ITS Group paru au *Bulletin des Annonces légales obligatoires* du 7 avril 2004, pages 5068 à 5069.

1) Le point suivant est rajouté à l'ordre du jour :
— Nomination de co-commissaires aux comptes titulaire et suppléant.

2) Au projet de résolution, la résolution suivante :
« Parallèlement aux renouvellements des mandats des commissaire aux comptes titulaires et suppléants actuels, l'assemblée générale décide de nommer pour les six prochains exercices sociaux à compter de l'exercice 2004 :
— Co-commissaire aux comptes titulaire :
Amyot EXCO Grant Thornton, représenté par Jean-Pierre Cordier, 104, avenue des Champs Elysées, 75008 Paris ;
— Co-commissaire aux comptes suppléant : Gilles Hengoat, 104, avenue des Champs Elysées, 75008 Paris ».

63659

JCDECAUX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

AVIS DE CONVOCATION

Mmes et MM. les actionnaires sont convoqués en assemblée générale mixte, le mercredi 12 mai 2004, à 17 heures, à l'Etoile Saint-Honoré - 21, 25, rue Balzac, Paris (8e), à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

I. Partie ordinaire :
1°) Approbation des comptes sociaux 2003 ;
2°) Approbation des comptes consolidés 2003 ;
3°) Conventions réglementées ;
4°) Affectation du résultat ;
5°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;
6°) Programme de rachat d'actions ;
7°) Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles.

II. Partie extraordinaire :
8°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société ;
9°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société ;
10°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;
11°) Délégation à donner au directoire à l'eflet de procéder à l'augmentation du capital social par émission d'actions réservées aux salariés ;
12°) Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions auto-détenues ;
13°) Modifications statutaires ;
14°) Pouvoirs.

I. Lors du dépôt auprès de l'Autorité des marchés financiers de la note d'information sur le rachat d'actions par la Société, en vue de l'obtention du visa, il a été demandé à la Société d'apporter quelques modifications de forme permettant une meilleure compréhension du texte de la résolution proposée à l'assemblée. Cette résolution (la sixième) devient donc :

Sixième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par l'Autorité des marches financiers :
— constate que la Société n'a pas fait usage de l'autorisation reçue de l'assemblée générale en date du 14 mai 2003 ;
— autorise le directoire conformément aux articles L. 225-209 et sui-

– de procéder à des achats et des ventes en fonction des situations de marché,
– de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché,
– de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce,
– de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite,
– de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition conformément à la réglementation boursière,
– de là remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société dans les limites de la réglementation boursière,
– de la mise en œuvre d'une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, sous réserva de l'adoption par l'assemblée générale de la douzième résolution ci-après et dans les termes qui y sont indiqués.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :
— le nombre d'actions que la Société achète pendent la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10 % des actions composant le capital de la Société, soit, à titre indicatif au 31 décembre 2003, 21 960 076 actions ;
— le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession du blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le prix maximum d'achat des actions dans le cadre de la présente résolution sera de 20 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules acquisitions réalisées à compter de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société sera susceptible de payer pour l'achat de ses actions serait de 439 201 520 €, correspondant à un prix maximum par action de 20 € et à un nombre maximum de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimum de vente des actions auto-détenues acquises dans le cadre du programme de rachat d'actions autorise par la présente assemblée générale sera de 10 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules cessions décidées à compter de la présente assemblée. Ce prix s'applique de manière implicite aux remises d'actions par suite de l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernières.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L. 225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action, par application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer, dans les conditions légales, la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations

FILE 82-5247

II. Par ailleurs, le texte de la onzième résolution a été modifié au niveau de la numérotation de certains paragraphes, permettant une meilleure lisibilité du texte. Cette résolution se lira désormais comme suit :

Onzième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément d'une part aux dispositions des articles L. 225-129 VII et L. 225-138 du Code de commerce, et d'autre part, à celles des articles L. 443-1 et suivants du Code du travail :

1°) délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximum de 20 000 €, par émissions d'actions ou autres titres donnant accès au capital de la Société réservées aux salariés de la Société et de ceux des sociétés françaises ou étrangères qui lui sont liées dans les conditions légales, dès lors que ces salariés adhéraient à un plan d'épargne d'entreprise ou de groupe ou à un plan partenariat d'épargne salariale volontaire qui serait mis en place en application de l'article L. 443-1-2 du Code du travail ;

2°) fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

3°) décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés de l'action sur le Premier marché d'Euronext Paris lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture des souscriptions, ni inférieur de plus de 20 % à cette moyenne pour les adhérents à un plan d'épargne entreprise ou de 30 % lorsque la durée d'indisponibilité prévue par le plan en application de l'article L. 443-6 du Code du travail est supérieure ou égale à dix ans ;

4°) décide de supprimer au profit des bénéficiaires ci-dessus indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente autorisation, et de renoncer à tout droit aux actions gratuites qui seraient émises par application de la présente résolution ;

5) décide que le directoire aura tous pouvoirs pour mettre en œuvre la présente délégation, avec faculté de subdélégation dans les conditions légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment de :

— arrêter dans les conditions légales la liste des sociétés dont les salariés pourront souscrire aux actions émises ;

— arrêter la liste précise des bénéficiaires, le nombre de titres à attribuer à chacun d'eux et le prix de l'émission ;

— décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

— déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

— arrêter les dates d'ouverture et de clôture des souscriptions ;

— fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), dans les limites légales ou réglementaires en vigueur ;

— en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, fixer le nombre d'actions ou autres titres à émettre, le nombre à attribuer à chaque bénéficiaire, et arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou autres titres dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions et titres aux décotes maximales prévues ci-dessus au titre de la détermination du prix d'émission, soit d'imputer la contre-valeur de ces actions et titres sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

— constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites ou décider de majorer le montant desdites augmentations de capital pour que la totalité des souscriptions reçues puisse être servie et procéder aux modifications corrélatives des statuts ;

— le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

8°) décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'augmenter le capital social de la Société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires à : BNP Paribas Securities Services, GIS Emetteurs, assemblées, 75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la banque sus-désignée ou à la société trois jours au moins avant la réunion de l'assemblée générale.

Le directoire.

63451

JET MULTIMEDIA

Société anonyme à directoire et conseil de surveillance au capital de 8 189 082 €.
Siège social : 51, rue Montgolfier, 69006 Lyon.
351 634 381 R.C.S. Lyon.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires de la société Jet Multimédia sont convoqués en assemblée générale extraordinaire le 27 mai 2004 à 15 heures, au siège social, à l'effet de délibérer sur l'ordre du jour suivant :

— Lecture du rapport du directoire ;
— Lecture du rapport du commissaire aux apports ;
— Approbation de l'apport en nature de l'intégralité des actions Mediaplazza.Com ;
— Décision d'augmentation du capital par voie d'apport en nature de l'intégralité des actions de la société Mediaplazza.Com ;
— Modifications corrélatives des statuts ;
— Pouvoir pour formalités.

PROJET DE TEXTE DE RÉSOLUTIONS À SOUMETTRE À L'ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

Première résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du directoire et de M. Pascal MANU, commissaire aux apports désigné par ordonnance de monsieur le président du Tribunal de commerce de Lyon, reconnaît avoir pris connaissance du contrat d'apport, aux termes duquel les dirigeants et actionnaires de la société Mediaplazza.Com font apport à Jet Multimédia de la totalité des actions, soit 5 000 actions de 15,2449 € de nominal, qu'ils détiennent dans la société Mediaplazza.Com, société par actions simplifiée dont le siège social est situé 68, rue des archives, 75003 Paris, immatriculée sous le numéro 430 325 811 R.C.S. Paris, évaluées à 4 997 272,50 €, pour la rémunération de la partie fixe.

Un complément de prix d'un montant cumulé maximum de 3 millions d'euros payable en numéraire aux actionnaires d'origine sur la base des résultats 2004 et 2005 a également été fixé ; la valorisation globale de Mediaplazza.Com s'élevant ainsi au maximum à 7 997 272,50 €.

L'assemblée générale, en conséquence de ce qui précède, approuve l'apport aux conditions stipulées dans le contrat du 7 avril 2004, son évaluation ainsi que sa rémunération, sous la condition de l'obtention de l'autorisation de l'apport par les autorités compétentes en matière de contrôle des concentrations dans le cadre des concentrations nationales.

Deuxième résolution. — L'assemblée générale, comme conséquence de l'approbation du contrat d'apport visé dans la précédente résolution et après avoir exposé que le nombre d'actions nouvelles Jet Multimédia à émettre est égal à 305 000, décide d'augmenter le capital social de 305 000 € par création de 305 000 actions nouvelles d'un euro chacune de valeur nominale, au prix unitaire de 16,3845 €, avec une prime d'apport totale de 4 692 272,50 €, entièrement libérées et attribuées aux dirigeants et actionnaires de Mediaplazza.Com, en rémunération de leurs apports. Le rapport d'échange s'établira à une action Mediaplazza.Com ouvre droit à 61 actions nouvelles Jet Multimédia. Ladite augmentation est faite sous la condition de l'obtention de l'autorisation de l'apport par les autorités compétentes en matière de contrôle des concentrations dans le cadre des concentrations nationales.

Les 305 000 actions nouvelles sont créées avec jouissance à compter du 1er janvier 2004, et dès la date de réalisation définitive de l'augmentation de capital, sont entièrement assimilées aux actions anciennes, et sont soumises à toutes les dispositions des statuts et aux décisions des assem-

Convening file sent to the holders of registered shares

This file informs the holders of registered shares of the date, place and agenda of the shareholders' meeting, contain the full text of the resolutions as well as other information/document which are legally required to be sent to these shareholders (form to request additional documents, procedure to use a proxy ...).

FILE 82-5247

Convocation à l'Assemblée Générale Mixte JCDecaux SA

12 mai 2004

JCDecaux

les vitrines du monde

SOMMAIRE

Message du Président

Madame, Monsieur,
Cher(e) Actionnaire,

Notre volonté est de poursuivre, avec chacun d'entre vous, les relations de confiance que nous avons initiées dès notre introduction en Bourse. Je serai donc très heureux de vous présenter les résultats et les grands axes stratégiques de développement de notre Groupe, au cours de l'Assemblée Générale Mixte qui se tiendra :

mercredi 12 mai 2004
à 17 h 00

L'Étoile Saint-Honoré*
21-25 rue Balzac - 75008 Paris

Nous tenir à votre écoute est une priorité. Aussi, je souhaite que nous fassions, ensemble, de cette Assemblée Générale un moment d'échanges privilégié. Vous pourrez prendre part aux débats et dialoguer avec le management. Vous pourrez également vous prononcer sur les résolutions qui vous seront soumises.

Vous trouverez, ci-après, les informations relatives au déroulement de la réunion : l'ordre du jour, les résolutions et les modalités de participation.

Je compte vivement sur votre présence et, dans l'attente de vous rencontrer, je vous prie de croire, Madame, Monsieur, Cher(e) Actionnaire, à l'expression de mes sincères salutations.

Jean-François DECAUX
Président du Directoire

* Métro ou RER : Charles de Gaulle-Etoile, George V et Ternes
Parking : 6 bis avenue Bertie Albrecht



Ordre du jour

Assemblée Générale Mixte du 12 mai 2004

I - PARTIE ORDINAIRE

1 Approbation des comptes sociaux 2003.

2 Approbation des comptes consolidés 2003.

3 Conventions réglementées.

4 Affectation du résultat.

5 Dépenses et charges visées à l'article 39-4 du Code général des impôts.

6 Programme de rachat d'actions.

7 Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles.

II - PARTIE EXTRAORDINAIRE

8 Délégation à donner au Directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société.

9 Délégation à donner au Directoire à l'effet de procéder à l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société.

10 Délégation à donner au Directoire à l'effet de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres.

11 Délégation à donner au Directoire à l'effet de procéder à l'augmentation du capital social par émission d'actions réservées aux salariés.

12 Délégation à donner au Directoire à l'effet de réduire le capital social par annulation des actions auto-détenues.

13 Modifications statutaires

14 Pouvoirs



Modalités de participation

Comment participer à notre Assemblée Générale

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, a le droit de participer à l'Assemblée, ou de voter par correspondance.
L'actionnaire personne physique ne pourra être représenté que par un autre actionnaire participant à l'Assemblée ou par son conjoint.

■ Pour pouvoir participer ou vous faire représenter à l'Assemblée :

- si vous possédez des actions nominatives, celles-ci devront être inscrites en compte, cinq jours au moins avant la date fixée pour l'Assemblée ;
- si vous possédez des actions au porteur, vous devrez, en respectant le même délai de cinq jours, justifier par une attestation établie par l'intermédiaire financier comptable de vos titres, de l'immobilisation de ceux-ci, auprès de BNP Paribas – G.I.S. Emetteurs – Service des Assemblées, Les Collines de l'Arche – 75450 Paris cedex 09. Ces actions devront être immobilisées jusqu'à la date de l'Assemblée ou de toute autre Assemblée convoquée avec le même ordre du jour, faute de quorum.

BNP Paribas tiendra à vote disposition, sur votre demande, des formules de pouvoir et de vote par correspondance ainsi que des cartes d'admission.

■ Nous vous rappelons, conformément à la loi, que :

- si vous souhaitez utiliser la faculté de vote par correspondance, vous pourrez demander par lettre recommandée avec demande d'avis de réception, un formulaire soit auprès de la société JCDecaux SA – Direction juridique – 17 rue Soyer – 92523 Neuilly cedex, soit au Service des Assemblées de BNP Paribas visé ci-dessus ;
- pour être honorée, votre demande de formulaire devra avoir été reçue au siège de la Société ou au Service des Assemblées de BNP Paribas ci-dessus mentionné, six jours au moins avant la date de la réunion ;
- ce formulaire dûment rempli devra parvenir soit au siège de la Société, soit au Service des Assemblées de BNP Paribas ci-dessus mentionné, trois jours au moins avant la date de la réunion ;
- si vos actions sont au porteur, le formulaire ne pourra prendre effet que si l'attestation justifiant l'immobilisation de celles-ci a été préalablement reçue suivant les conditions précisées ci-dessus ;
- tout actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'Assemblée ou de s'y faire représenter en vertu d'un pouvoir ;
- vous pourrez vous procurer les documents prévus aux articles 133 et 135 du décret du 23 mars 1967, par demande adressée :
  - soit à **BNP Paribas** – G.I.S. Emetteurs – Service des Assemblées – Les Collines de L'Arche – 75450 Paris cedex 09,
  - soit à **JCDecaux SA** – Direction juridique – 17 rue Soyer – 92523 Neuilly cedex.

■ Si vous ne pouvez pas assister à l'Assemblée

Trois options vous sont offertes. Vous ne devez en choisir qu'une seule. A l'aide du formulaire, obtenu selon les modalités rappelées ci-dessus et dont le modèle est reproduit ci-contre, vous pourrez :

- **donner pouvoir au Président.** En donnant pouvoir au Président, vous lui demandez de voter à votre place. Cochez la case 1, puis ne portez aucune autre indication sur le formulaire de vote que la date et votre signature au bas du formulaire ;
- **voter par correspondance.** Cochez la case 2 sur le formulaire. Suivez scrupuleusement les instructions de la présente convocation pour que votre vote soit enregistré. Datez et signez ;
- **donner pouvoir à une personne dénommée.** Cette personne peut être votre conjoint (actionnaire ou non) ou un autre actionnaire. Il vous suffit de cocher la case 3 et de préciser l'identité de la personne (nom et prénoms) qui vous représentera. Datez et signez.

Assister à l'Assemblée

Cochez la case A

Être représenté(e) à l'Assemblée

Cochez la case B et choisissez parmi les 3 possibilités :

1. Donner pouvoir au Président (1)
2. Voter par correspondance (2) et noircir les cases des résolutions qui ne recueillent pas votre adhésion
3. Donner procuration à votre conjoint ou à un autre actionnaire (3) et mentionner les nom et prénom(s) du mandataire

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

Ⓐ ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

Ⓑ ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

JCDecaux

JCDecaux SA
Société Anonyme à Directoire et Conseil de Surveillance au capital de € 3 378 284,27
Siège Social : 17, rue Soyer
92200 NEUILLY-SUR-SEINE
307 570 747 RCS NANTERRE

ASSEMBLÉE GÉNÉRALE MIXTE
Convoquée le mercredi 12 mai 2004, à 17 heures
à l'Étoile Saint Honoré
21-25, rue Balzac 75008 PARIS

COMBINED GENERAL MEETING
to be held on Wednesday, may 12, 2004, at 5 p.m.
at l'Étoile Saint Honoré
21-25, rue Balzac 75008 PARIS

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*) — Porteur / *Bearer*

Nombre de voix / *Number of voting rights* :

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Directoire, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
▯	▯	▯	▯	▯	▯	▯	▯	▯
10	11	12	13	14				
▯	▯	▯	▯	▯				

Sur les projets de résolutions non agréés par le Directoire, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui Yes	Non/No Abst/abs		Oui Yes	Non/No Abst/abs
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

/ *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* **to represent me at the above mentioned meeting.**

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titre au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement - Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the chairman of the meeting to vote on my behalf* .... ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* ▯

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / on 1st notification AGO - AGE ordinary meeting / extraordinary meeting	*sur 2e convocation / on 2nd notification AGO - AGE ordinary meeting / extraordinary meeting*
à la BANQUE / *to the Bank* à la SOCIÉTÉ / *to the Company*	11/05/2004	

Date & Signature

A compléter obligatoirement quel que soit votre choix (date et signature)



Exposé sommaire de l'exercice 2003

Portés par une bonne croissance interne du chiffre d'affaires, les résultats de l'exercice 2003 montrent la forte dynamique de croissance du groupe JCDecaux.

Chiffre d'affaires

Le chiffre d'affaires consolidé 2003 a diminué de 2,2 % et ressort à 1 543,8 millions d'euros. A périmètre et taux de change constants, le chiffre d'affaires a augmenté de 1,3 % en 2003. La croissance interne du chiffre d'affaires est due principalement à l'amélioration de l'activité Mobilier Urbain tout au long de l'année ainsi qu'à la reprise des investissements publicitaires dans le secteur des Transports, notamment dans les aéroports. L'activité Affichage est restée quasi stable, en raison de conditions de marché toujours difficiles en Europe en 2003.

EBITDA

L'EBITDA (résultat d'exploitation avant dotations nettes aux amortissements et provisions, intérêts et impôts) a augmenté de 2,9 % et ressort à 416,9 millions d'euros en 2003, contre 405,3 millions d'euros en 2002. La marge d'EBITDA a atteint 27 % du chiffre d'affaires consolidé – soit la marge la plus élevée des groupes internationaux de communication extérieure – ce qui représente une progression de 130 points de base par rapport à 2002 (25,7 %). La croissance de l'EBITDA résulte à la fois de la croissance interne du chiffre d'affaires, conjuguée à une forte maîtrise des coûts d'exploitation sur tous les marchés du Groupe en Europe, et de la contribution positive, pour la première fois, des Etats-Unis et de la zone Asie-Pacifique.

L'analyse par activité montre que la croissance de l'EBITDA est due principalement à la performance et au levier opérationnel de l'activité Mobilier Urbain, qui représente 84 % de l'EBITDA du Groupe en 2003, ainsi qu'à l'amélioration de la rentabilité de l'activité Transport. Ces deux éléments ont compensé une légère érosion de l'EBITDA de l'activité Affichage.

• L'EBITDA de l'activité Mobilier Urbain a progressé de 2,4 % et ressort à 348,5 millions d'euros en 2003, ce qui se traduit par une marge d'EBITDA élevée (41,6 %), en hausse de 110 points de base par rapport à 2002. La croissance de l'EBITDA résulte d'une bonne maîtrise des coûts d'exploitation dans les pays d'Europe et d'une forte amélioration de la rentabilité des nouveaux contrats aux Etats-Unis et en Asie-Pacifique.

• L'EBITDA de l'activité Affichage s'est élevée à 54,4 millions d'euros en 2003, soit une baisse de 1,8 %. Cependant, la marge d'EBITDA, qui représente 12,7 % du chiffre d'affaires de cette activité en 2003, a progressé de 20 points de base. L'amélioration de la marge d'EBITDA résulte des efforts entrepris par le Groupe pour réduire les coûts et améliorer le chiffre d'affaires par face sur tous ses marchés. Au Royaume-Uni, en Irlande et en Belgique, l'amélioration de l'EBITDA est liée à la bonne performance de la croissance interne du chiffre d'affaires.

• Transport : l'EBITDA s'est élevée à 14,0 millions d'euros, en hausse de 45,7 % par rapport à 2002 (9,6 millions d'euros) et la marge d'EBITDA, qui représente 5 % du chiffre d'affaires, a augmenté de 170 points de base. L'amélioration significative de la rentabilité de l'activité publicité dans les Transports s'explique par l'effet de levier de la reprise de la croissance interne du chiffre d'affaires, principalement liée à celle des investissements publicitaires dans les aéroports, conjuguée à un bon contrôle des coûts. L'EBITDA s'est améliorée dans toutes les régions, à l'exception de la zone Asie-Pacifique où l'évolution du chiffre d'affaires a été impactée par l'épidémie de SRAS.

Résultat d'exploitation

Le résultat d'exploitation s'est élevé à 230,1 millions d'euros en 2003, en hausse de 9 % par rapport à 2002 (211,2 millions d'euros). Cette amélioration traduit l'effet conjugué de la hausse de 11,6 millions d'euros de l'EBITDA et de la baisse de 7,3 millions d'euros des charges d'amortissement et provisions. La marge d'exploitation a atteint 14,9 % du chiffre d'affaires consolidé en 2003, contre 13,4 % en 2002.

Résultat net

• Le résultat net part du Groupe a augmenté de 57,3 % et s'est élevé à 40,9 millions d'euros, contre 26 millions d'euros en 2002. Cette excellente performance est due principalement à la hausse du résultat d'exploita-

tion de 18,9 millions d'euros, conjuguée à une baisse de 4,7 millions d'euros des charges financières en 2003.

• Le résultat net part du Groupe, hors amortissements des survaleurs et éléments exceptionnels, a augmenté de 22,3 % et a atteint 113 millions d'euros en 2003, contre 92,4 millions d'euros en 2002.

Investissements

Le Groupe a réalisé des investissements nets (acquisitions d'immobilisations corporelles et incorporelles, net des cessions) à hauteur de 141,1 millions d'euros en 2003 (156,6 millions d'euros en 2002). Les investissements de maintenance se sont élevés à 70,4 millions d'euros, soit 4,6 % du chiffre d'affaires du Groupe, ce qui représente un niveau équivalent à celui des années précédentes.

Cash flow disponible

• JCDecaux a continué de générer un cash flow d'exploitation important (330,5 millions d'euros en 2003 contre 324,5 millions en 2002), grâce auquel le Groupe a financé sa croissance interne et la majeure partie de sa croissance externe.

• Le cash flow disponible (cash flow d'exploitation moins investissements corporels et incorporels nets) a augmenté de 12,8 % et a atteint 189,4 millions d'euros en 2003, contre 167,9 millions d'euros en 2002.

Dette nette

Le Groupe générant des cash flows élevés, la dette nette du Groupe au 31 décembre 2003 s'est élevée à 635,8 millions d'euros, soit une augmentation de seulement 22,6 millions d'euros, après que le Groupe ait investi 210,1 millions d'euros pour procéder à des acquisitions et au rachat de certains intérêts minoritaires. A cette date, le ratio dette nette sur fonds propres était de 47,5 % et le ratio de couverture des frais financiers nets par l'EBITDA était de 14,8 fois.

A l'occasion de la publication des résultats 2003, Jean-François Decaux, Président du Directoire et Co-Directeur Général, a déclaré :

« L'année 2003 a été une année clé pour le groupe JCDecaux : nous avons atteint une marge d'exploitation de près de 15 % et continué de dégager des cash flows élevés. Nous sommes, par ailleurs, devenus le numéro deux mondial de la communication extérieure et, surtout, le Groupe qui a les plus fortes marges du secteur parmi les acteurs internationaux.

Pour le premier trimestre 2004, nous anticipons une légère croissance interne du chiffre d'affaires du Groupe qui devrait s'accélérer au deuxième trimestre. En effet, la demande publicitaire reste soutenue aux Etats-Unis et en Asie-Pacifique et reprend progressivement en Europe. Sur l'année 2004, la croissance interne du chiffre d'affaires du Groupe devrait être supérieure à celle réalisée en 2003 et le Groupe devrait ainsi continuer d'améliorer sa rentabilité.

JCDecaux continue d'axer sa stratégie principalement sur la croissance interne. De nombreuses opportunités devraient se concrétiser en 2004, parmi lesquelles les contrats pour les abribus des villes de New York et de Londres ainsi que les contrats pour la gestion de la publicité dans les gares et sur les supports d'affichage grand format des voies ferrées au Royaume-Uni. »



Résultats Financiers de la Société au cours des cinq derniers exercices

NATURE DES INDICATIONS	1999[2]	2000[2]	2001	2002	2003
I - CAPITAL EN FIN D'EXERCICE					
a) Capital social (en euros)	2 606 223	2 685 962	3 378 284	3 378 284	3 378 284
b) Nombre d'actions ordinaires[1]	170 957	176 187 464	221 600 760	221 600 760	221 600 760
c) Nombre maximum d'actions futures à créer (options de souscription)	--	-	4 103 704	4 191 800	4 401 346
II - OPÉRATIONS ET RÉSULTATS DE L'EXERCICE (en euros)					
a) Chiffre d'affaires hors taxes	58 560 241	80 838 546	630 311 692	577 865 331	551 028 006
b) Résultat avant impôts et charges calculées (amortissements et provisions)	15 842 901	123 072 510	77 196 352	80 973 816	244 911 913
c) Impôts sur les bénéfices	(1 778 156)		10 901 232	(7 548 673)	(493 718)
d) Participation des salariés	-	-	-	347 036	29 043
e) Résultat après impôts et charges calculées (amortissements et provisions)	8 681 878	104 811 683	17 208 957	54 559 112	215 836 943
f) Résultat distribué[3]	24 237 871	-	-	-	-
III - RÉSULTAT PAR ACTION (en euros)					
a) Résultat après impôts mais avant charges calculées (amortissement et prov.)	103	0,70	0,30	0,40	1,11
b) Résultat après impôts et charges calculées (amortissements et provisions)	51	0,59	0,08	0,25	0,97
c) Dividende net attribué à chaque action[3]	141,8	-	-	-	-
IV - PERSONNEL					
a) Effectif moyen des salariés employés pendant l'exercice	7	9	2 912	2 726	2 609
b) Montant de la masse salariale de l'exercice (en euros)	906 803	2 594 782	79 059 056	85 335 562	84 417 060
c) Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, œuvres sociales, etc ...) (en euros)	306 072	575 803	29 648 524	32 273 264	31 581 498

(1) En 2000, la Société a procédé à une multiplication par mille des actions composant le capital social.

(2) Les données indiquées pour les années 1999 à 2000 sont les données de la société JCDecaux SA, des données comparables à 2001 (effet des fusions) n'étant pas disponibles

(3) Sous réserve de l'approbation par l'Assemblée Générale des actionnaires de la proposition d'affectation du résultat 2003.

Projet de résolutions

Assemblée Générale Mixte du 12 mai 2004

I - PARTIE ORDINAIRE

■ Première Résolution

La 1ère résolution approuve les comptes sociaux 2003 présentés par le Directoire.

L'Assemblée Générale, après avoir pris connaissance des rapports du Directoire, du Conseil de Surveillance et des Commissaires aux Comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés, se soldant par un bénéfice de 215 836 943 euros. Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

■ Deuxième Résolution

La 2ème résolution approuve les comptes consolidés 2003 présentés par le Directoire.

L'Assemblée Générale, après avoir pris connaissance des rapports du Directoire, du Conseil de Surveillance et des Commissaires aux Comptes, approuve ces rapports dans leur intégralité ainsi que les comptes consolidés de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés. Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

■ Troisième Résolution

La 3ème résolution concerne les conventions intervenues entre la Société et des membres du Directoire ou du Conseil de Surveillance et des sociétés ayant en commun un ou plusieurs dirigeants ou un ou plusieurs actionnaires détenant directement ou indirectement au moins 10% du capital.

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux Comptes sur la conclusion et l'exécution au cours de l'exercice 2003 des conventions visées à l'article L.225-86 du Code de commerce, prend acte qu'il n'a pas été conclu de telles conventions au cours de cet exercice.

■ Quatrième Résolution

La 4ème résolution concerne la décision d'affectation du résultat sur proposition du Directoire.

L'Assemblée Générale, connaissance prise du rapport du Directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2003, s'élevant à 215 836 943 euros, au report à nouveau, lequel s'établira à :

	(en euros)
- bénéfice net de	215 836 943
- report à nouveau antérieur de	318 699 967
Total	534 536 910

Il est rappelé, conformément à la loi, que la Société n'a pas distribué de dividendes au titre des trois exercices précédents.

■ Cinquième Résolution

La 5ème résolution concerne les dépenses et charges dites "somptuaires" visées à l'article 39-4 du CGI et pour lesquelles la Société pourrait avoir supporté un impôt. Pour JCDecaux SA, ces dépenses correspondent à des amortissements excédentaires sur voitures de tourisme.

En application de l'article 223 quarter du Code général des impôts, l'Assemblée Générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 68 180,83 euros au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.



Sixième Résolution

La 6ème résolution autorise le Directoire à l'effet de racheter des actions de la Société, dans la limite maximale de 10 % du capital, pour un prix maximum d'achat de 20 euros et un prix minimum de vente de 10 euros par action. Cette autorisation est donnée pour dix-huit mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

- constate que la Société n'a pas fait usage de l'autorisation reçue de l'Assemblée Générale en date du 14 mai 2003 ;

- autorise le Directoire conformément aux articles L.225-209 et suivants du Code de commerce à acheter, en une ou plusieurs fois, les actions propres de la Société en vue, par ordre décroissant de priorité :

- de procéder à des achats et des ventes en fonction des situations de marché ;

- de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ;

- de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de commerce ;

- de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ;

- de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition, conformément à la réglementation boursière ;

- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société dans les limites de la réglementation boursière ;

- de la mise en œuvre d'une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'Assemblée Générale de la douzième résolution ci-après et dans les termes qui y sont indiqués.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

- le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10% des actions composant le capital de la Société, soit, à titre indicatif au 31 décembre 2003, 21 960 076 actions ;

- le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le prix maximum d'achat des actions dans le cadre de la présente résolution sera de 20 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules acquisitions réalisées à compter de la présente Assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société serait susceptible de payer pour l'achat de ses actions serait de 439 201 520 euros, correspondant à un prix maximum par action de 20 euros et à un nombre maximum de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimum de vente des actions auto-détenues acquises dans le cadre du programme de rachat d'actions autorisé par la présente Assemblée Générale sera de 10 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules cessions décidées à compter de la présente assemblée. Ce prix s'applique de manière implicite aux remises d'actions par suite de l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L.225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale délègue au Directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action, par application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer, dans les conditions légales, la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

■ Septième Résolution

La 7ème résolution autorise le Directoire à émettre des obligations ou autres titres de créances non convertibles, pour un montant total maximum de 2,5 milliards d'euros. Cette autorisation est donnée pour vingt-six mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées ordinaires, connaissance prise du rapport du Directoire :

- autorise le Directoire à émettre, tant en France qu'à l'étranger, en euros ou en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, en une ou plusieurs fois, par appel public à l'épargne ou placement privé, des obligations ou d'autres titres de créances conférant dans une même émission un même droit de créance sur la Société, notamment des titres subordonnés ou non, à durée déterminée ou non, portant intérêt à taux fixe ou variable ou à coupon zéro et assorties ou non de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance, jusqu'à concurrence d'un montant total maximum de 2,5 milliards d'euros ou sa contre-valeur en toute autre monnaie ou en toute autre unité monétaire établie par référence à plusieurs monnaies au jour de la décision d'émission, étant précisé que ce montant maximum s'applique globalement aux obligations ou autres titres de créances émis directement ou à la suite de l'exercice de bons, mais n'inclut pas la ou les primes de remboursement, s'il en était prévue(s) et que les titres de créances négociables, au sens des articles L.213-1 à L.213-4 du Code monétaire et financier, ne sont pas visés par la présente autorisation ;

- délègue au Directoire tous pouvoirs pour fixer les montants, formes et époques, taux et conditions d'émission, d'amortissement et de remboursement des titres à émettre, y compris les modalités d'amortissement ou de remboursement anticipé avec prime fixe ou variable ou sans prime, et, le cas échéant, pour leur conférer des garanties ou des sûretés ;



- autorise le Directoire à prévoir, le cas échéant, le remboursement des obligations par remise d'actifs par la Société ;
- autorise le Directoire à décider que les obligations auront le caractère de titres subordonnés à durée déterminée ou indéterminée ou présenteront les caractéristiques d'obligations indexées ou d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) et en cas d'émission de titres subordonnés, déterminer dans le respect des dispositions de l'article L.228-97 du Code de commerce, leur rang de subordination ;
- donne, en conséquence, tous pouvoirs au Directoire en vue de la réalisation de cet ou de ces emprunts et précise que le Directoire aura toute latitude pour fixer les caractéristiques des obligations et, le cas échéant, des bons dont les obligations pourraient être assorties.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'émettre des obligations. Elle est donnée pour une période de vingt six mois à compter de ce jour.

Le Directoire peut, conformément à la loi, et selon les modalités qu'il arrête, subdéléguer à son Président ou à l'un de ses membres les pouvoirs qui lui sont conférés par la présente résolution, à charge pour le délégué de lui rendre compte, dans les conditions fixées par le Directoire, de l'exécution de sa mission.

II - PARTIE EXTRAORDINAIRE

■ Huitième Résolution

La 8ème résolution donne délégation au Directoire à l'effet de procéder à l'augmentation du capital social par émission avec maintien du droit préférentiel de souscription d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société dans la limite d'un montant nominal maximum de 2 350 000 euros et d'en fixer les conditions et modalités. Cette délégation est valable vingt-six mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément aux dispositions de l'article L.225-129-III du Code de commerce, notamment de son alinéa 3 :

1 ■ délègue au Directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, en France ou à l'étranger, dans la proportion et aux époques qu'il appréciera, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la Société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les articles L.225-150 et suivants, L.225-161 et suivants et L.225-168 et suivants du Code de commerce), étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit en tout

ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement ;

2■ décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le Directoire de la présente délégation :

- le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 euros, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des neuvième et dixième résolutions de la présente assemblée est fixé à 2 350 000 euros ;

- à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement en supplément, en cas d'opérations financières nouvelles, pour préserver les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

- le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montant des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptibles d'être émises en vertu de la neuvième résolution de la présente assemblée ;

3■ fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

4■ en cas d'usage par le Directoire de la délégation d'émission faisant l'objet de la présente résolution :

- décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible proportionnellement au nombre d'actions alors possédées par eux ;

- confère, en outre, au Directoire la faculté d'instituer un droit de souscription à titre réductible ;

- prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les titres émis donneront droit immédiatement ou à terme ;

- décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons de souscription autonomes ;

- décide que, dans le cas d'émissions d'actions ou de valeurs mobilières composées, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'émission, le Directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :
• limiter l'émission au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée ;
• répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières composées, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites ;
• offrir au public, en faisant publiquement appel à l'épargne, tout ou partie des actions ou, dans le cas de valeurs mobilières composées, desdites valeurs mobilières non souscrites, sur le marché français et/ou à l'étranger et/ou sur le marché international ;

- décide que les émissions de bons de souscription d'actions de la Société pourront être réalisées soit par offre de souscription, soit par attribution gratuite aux propriétaires des actions anciennes ;

- décide qu'en cas d'attribution gratuite de bons autonomes de souscription, le Directoire aura la faculté de décider que les droits d'attribution



formant rompus ne seront pas négociables et que les titres correspondant seront vendus ;

5■ décide que le Directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

- déterminer la catégorie de titres à émettre ;

- décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

- déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L.228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ; modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

- déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

- fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la Société tels que des actions ou valeurs mobilières déjà émises par la Société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

- fixer les modalités selon lesquelles la Société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les titres émis ou à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

- prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres pendant un délai maximum de trois mois ;

- à sa seule initiative, imputer les frais d'augmentation de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

- procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la Société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

- constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

- d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

6■ prend acte que la présente délégation prive d'ef-

fet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, avec maintien du droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la Société ;

7■ prend acte du fait que, dans l'hypothèse où le Directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le Directoire rendra compte à l'assemblée générale ordinaire suivante, conformément à l'article L.225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

■ Neuvième Résolution

La 9ème résolution donne délégation au Directoire à l'effet de procéder à l'augmentation du capital social, par émission sans droit préférentiel de souscription, d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la Société, dans la limite d'un montant maximum de 2 350 000 euros, et d'en fixer les conditions et modalités. Cette délégation est valable vingt-six mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément aux dispositions de l'article L.225-129-III du Code de commerce, notamment de son alinéa 3, ainsi que de l'article L.225-148 dudit Code :

1■ délègue au Directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou les marchés étrangers et/ou le marché international, en faisant publiquement appel à l'épargne, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès, immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la Société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les articles L.225-150 et suivants, L.225-161 et suivants et L.225-168 et suivants du Code de commerce), étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit, en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement. Ces titres pourront notamment être émis à l'effet de rémunérer des titres qui seraient apportés à la Société dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales (par exemple dans le cadre d'une « reverse merger » de type anglo-saxon) sur des titres répondant aux conditions fixées à l'article L.225-148 du Code de commerce ;

2■ délègue au Directoire les pouvoirs nécessaires à l'effet de procéder, en sus des émissions qui pourraient être réalisées en vertu de la présente délégation, à l'émission d'actions ou de valeurs mobilières représentatives d'une quote-part du capital de la Société à émettre à la suite de l'émission par les sociétés dont la Société détient directement ou indirectement plus de la moitié du capital social, avec l'accord de cette dernière :

- d'obligations émises par les filiales de la Société avec bons de souscription d'actions de la Société ; ou

- de toutes autres valeurs mobilières émises par les filiales de la Société donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution à tout moment ou à date fixe, de titres qui à cet effet seront émis, ou sont déjà émis, en représentation d'une quotité du capital de la Société.

La présente décision emporte de plein droit, au profit des titulaires de valeurs mobilières susceptibles

d'être émises par les filiales de la Société, renonciation des actionnaires de la Société à leur droit préférentiel de souscription aux actions ou titres auxquels ces valeurs donnent droit.
L'émission des actions ou des bons et des titres en représentation d'une quote-part du capital de la Société à la suite des opérations visées au présent paragraphe 2 ne pourront, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés conformément à la loi, avoir pour effet d'augmenter le capital nominal de la Société d'une somme supérieure à 937 500 euros ou de la contre-valeur de ce montant à la date d'émission, qui s'imputera sur le plafond global fixé ci-dessous pour les augmentations de capital susceptibles d'être réalisées en vertu de la présente délégation ;

3■ décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le Directoire de la présente délégation :

- le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 euros, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des huitième et dixième résolutions de la présente assemblée est fixé à 2 350 000 euros ;

- à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement, en cas d'opérations financières nouvelles, pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

- le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montant des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptibles d'être émises en vertu de la huitième résolution de la présente assemblée ;

4■ fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

5■ décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au Directoire la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible, étant précisé que les titres non souscrits ainsi feront l'objet d'un placement public en France et/ou à l'étranger et/ou sur le marché international ;

6■ décide que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le Directoire pourra limiter le montant de l'opération au montant des souscriptions reçues sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'émission décidée ;

7■ prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donneront droit ;

8■ décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons de souscription autonomes ;

9■ décide, conformément à l'article L. 225-136-2 du Code de commerce, que :

- le prix d'émission des actions émises directement sera au moins égal à la moyenne des premiers cours cotés de l'action ancienne constatés sur le Premier Marché d'Euronext Paris pen-

dant dix jours consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance ;

- le prix d'émission des valeurs mobilières (y compris des bons de souscription autonomes) autres que des actions, sera tel que la somme perçue immédiatement par la Société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise en conséquence de l'émission de ces autres valeurs mobilières, au moins égale à la moyenne des cours corrigée définie à l'alinéa précédent ;

- la conversion, le remboursement ou généralement la transformation en actions de chaque obligation convertible, remboursable ou autrement transformable se fera, compte tenu de la valeur nominale de l'obligation, en un nombre d'actions tel que la somme perçue par la Société, pour chaque action, soit au moins égale à la moyenne des cours corrigée définie au premier alinéa du présent paragraphe 9 ;

- dans l'hypothèse où l'article L.225-136-2 du Code de commerce viendrait à être modifié, les dispositions ci-dessus seront réputées annulées et remplacées par les nouvelles dispositions législatives applicables ;

10■ décide que le Directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la délégation d'émission faisant l'objet de la présente résolution, à l'effet notamment de :

- déterminer la catégorie de titres à émettre ;

- décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

- déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L.228-97 du Code de commerce) fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

- déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

- fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la Société tels que des actions ou valeurs mobilières déjà émises par la Société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

- fixer les modalités selon lesquelles la Société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

- prévoir la faculté de suspendre éventuellement l'exercice des droits attachés aux titres émis pendant un délai maximum de trois mois ;

- plus particulièrement, en cas d'émission de titres à l'effet de rémunérer des titres apportés

dans le cadre d'une offre publique d'échange (OPE), arrêter la liste des titres apportés à l'échange, fixer les conditions de l'émission, la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser et déterminer les modalités de l'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre unique proposant l'achat ou l'échange des titres visés contre un règlement en titres et en numéraire, soit d'une offre publique d'achat (OPA) ou d'échange à titre principal, assortie d'une OPE ou d'une OPA à titre subsidiaire, ou de toute autre forme d'offre publique conforme à la loi et la réglementation applicables à ladite offre publique ;

- à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

- procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la Société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

- constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

- d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

11■ prend acte que la présente délégation prive d'effet à compter de ce jour, à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, sans droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la Société ;

12■ prend acte du fait que, dans l'hypothèse où le Directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le Directoire rendra compte à l'assemblée générale ordinaire suivante, conformément à l'article L.225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

■ Dixième Résolution

La 10ème résolution autorise le Directoire à l'effet de procéder à l'augmentation de capital social par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement ou statutairement possible, à hauteur d'un montant nominal maximum de 2 350 000 euros. La validité de cette autorisation est de vingt-six mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire et conformément aux dispositions de l'article L.225-129-II du Code de commerce :

1■ délègue au Directoire tous pouvoirs pour augmenter le capital en une ou plusieurs fois dans la proportion et aux époques qu'il appréciera par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible, sous forme d'attribution d'actions gratuites ou d'élévation du montant du capital social ou par l'emploi conjoint de ces deux procédés. Le montant nominal maximum des augmentations de capital susceptibles d'être réalisées à ce titre ne pourra dépasser 2 350 000 euros, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées en vertu de la présente délégation et de celles conférées en vertu des huitième et neuvième résolutions de la présente assemblée est fixé à 2 350 000 euros ;

2■ en cas d'usage par le Directoire de la présente délégation, ce dernier aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

- fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre et/ou le montant dont le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du montant du capital social portera effet ;

- décider, en cas de distributions d'actions gratuites :
• que par dérogation aux dispositions de l'article L.225-149 du Code de commerce, les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées ;
• de procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires ;
• de constater la réalisation de chaque augmentation de capital et de procéder aux modifications corrélatives des statuts ;
• d'une manière générale, de passer toute convention, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

3■ cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de procéder à l'augmentation de capital social par incorporation de primes, réserves, bénéfices ou autres. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

■ Onzième Résolution

La 11ème résolution autorise le Directoire à procéder à l'augmentation de capital social à hauteur d'un montant nominal maximum de 20 000 euros par émissions d'actions réservées aux salariés de la Société et de ses filiales, dès lors que ceux-ci adhèreraient à un plan d'épargne d'entreprise ou de groupe ou à un plan partenarial d'épargne salariale volontaire. Cette autorisation est donnée pour vingt-six mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément d'une part aux dispositions des articles L.225-129 VII et L.225-138 du Code de commerce, et d'autre part, à celles des articles L.443-1 et suivants du Code du travail :

1■ délègue au Directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximum de 20 000 euros, par émissions d'actions ou autres titres donnant accès au capital de la Société réservées aux salariés de la Société et de ceux des sociétés françaises ou étrangères qui lui sont liées dans les conditions légales, dès lors que ces salariés adhèreraient à un plan d'épargne d'entreprise ou de groupe ou à un plan partenarial d'épargne salariale volontaire qui serait mis en place en application de l'article L.443-1-2 du Code du travail ;

2■ fixe à vingt six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

3■ décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés de l'action sur le Premier Marché d'Euronext Paris lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture des souscriptions, ni inférieur de plus de 20 % à cette moyenne pour les adhérents à un plan d'épargne entreprise ou de 30 % lorsque la durée d'indisponibilité prévue par le plan en application de l'article L.443-6 du Code du travail est supérieure ou égale à dix ans.

4■ décide de supprimer au profit des bénéficiaires ci-dessus indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente autorisation, et de renoncer à tout droit aux actions gratuites qui seraient émises par application de la présente résolution.

5■ décide que le Directoire aura tous pouvoirs pour mettre en œuvre la présente délégation, avec faculté de subdélégation dans les conditions légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment de :

- arrêter dans les conditions légales la liste des sociétés dont les salariés pourront souscrire aux actions émises ;

- arrêter la liste précise des bénéficiaires, le nombre de titres à attribuer à chacun d'eux et le prix de l'émission ;

- décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

- déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

- arrêter les dates d'ouverture et de clôture des souscriptions ;

- fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), dans les limites légales ou réglementaires en vigueur ;

- en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, fixer le nombre d'actions ou autres titres à émettre, le nombre à attribuer à chaque bénéficiaire, et arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou autres titres dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions et titres aux décotes maximales prévues ci-dessus au titre de la détermination du prix d'émission, soit d'imputer la contre-valeur de ces actions et titres sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

- constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites ou décider de majorer le montant desdites augmentations de capital pour que la totalité des souscriptions reçues puisse être servie et procéder aux modifications corrélatives des statuts ;

- le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

- d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

6■ décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'augmenter le capital social de la Société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

■ Douzième Résolution

La 12ème résolution est le "pendant" de la 6ème résolution relative au rachat d'actions par la Société. Elle donne tous pouvoirs au Directoire pour réduire le capital selon les modalités légales et modifier en conséquence les statuts. Cette autorisation est valable dix-huit mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes,

autorise le Directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce.

Le nombre maximum d'actions pouvant être annulé par la Société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la Société, étant rappelé que cette limite s'applique à un montant du capital de la Société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente Assemblée Générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités.

■ Treizième Résolution

La 13ème résolution modifie les statuts soit pour les mettre en harmonie avec les dispositions de la Loi de Sécurité Financière du 1er août 2003, soit pour en simplifier et/ou en améliorer la rédaction.

L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire, décide de modifier ainsi qu'il suit :

1 ■ Les articles 9 et 21 des statuts afin de les mettre en harmonie avec les dispositions de la Loi de Sécurité Financière n°2003-706 du 1er août 2003 :

« Article 9 - Forme des titres

« 1) Identification des actionnaires » : *le 4e paragraphe se lira comme suit :*

« En vue de l'identification des détenteurs des titres au porteur, la Société pourra demander à tout moment **au dépositaire central d'instruments financiers**, selon le cas, le nom ou la dénomination, la nationalité, l'année de naissance ou de constitution et l'adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées ainsi que la quantité de titres détenue par chacun d'eux et, le cas échéant, les restrictions dont les titres peuvent être frappés. »

« 2) Franchissements de seuils » : *ce paragraphe est ainsi remplacé :*

« **Outre les déclarations de franchissements de seuils expressément prévues par l'article L.233-7 alinéas 1 et 2 du Code de commerce,** toute personne physique ou morale, agissant seule ou de concert, venant à détenir directement ou indirectement, par l'intermédiaire d'une ou plusieurs personnes morales qu'elle contrôle au sens de l'article L.233-3 du Code de commerce, un nombre d'actions représentant une proportion du capital social ou des droits de vote, égale ou supérieur à 2% du capital, puis à toute tranche supplémentaire de 1% y compris au-delà des seuils de déclaration légaux, doit informer la Société du nombre total d'actions et de droits de vote qu'elle possède, ainsi que des titres donnant accès à terme au capital et des droits de vote qui y sont potentiellement attachés, par lettre recommandée avec accusé de réception, dans le délai de cinq jours de bourse à compter du franchissement de seuil.

L'intermédiaire inscrit comme détenteur de titres conformément au 3ème alinéa de l'article L.228-1 du Code de commerce est tenu, sans préjudice des obligations des propriétaires des titres, d'effectuer les déclarations prévues au présent article, pour l'ensemble des actions de la Société au titre desquelles il est inscrit en compte, **sauf lorsque celles-ci appartiennent à des non-résidents**. La violation des obligations découlant du présent alinéa est sanctionnée conformément aux dispositions de l'article L.228-3-3 du Code de commerce.

L'obligation d'informer la Société s'applique également lorsque la participation de l'actionnaire, en capital ou en droits de vote, devient inférieure à chacun des seuils ci-dessus mentionnés. »

Le dernier alinéa est inchangé.



« Article 21 - Conventions réglementées
Les 1er et 6ème alinéas sont modifiés comme suit :
« Toute convention intervenant directement ou par personne interposée entre la Société et l'un des membres du Directoire ou du Conseil de Surveillance, un actionnaire disposant d'une fraction des droits de vote supérieure à 10 % ou, s'il s'agit d'une société actionnaire, la société la contrôlant au sens de l'article L.233-3 du Code de commerce, doit être soumise à l'autorisation préalable du Conseil de Surveillance. »
« ... »
« Ces dispositions ne sont pas applicables aux conventions portant sur des opérations de gestion courante et conclues à des conditions normales. Toutefois, ces conventions, **à l'exception de celles qui, en raison de leur objet ou de leurs implications financières, ne sont significatives pour aucune des parties**, sont communiquées par l'intéressé au Président du Conseil de Surveillance. La liste et l'objet en sont communiqués par le Président aux membres du Conseil de Surveillance et aux Commissaires aux Comptes. Tout actionnaire a le droit d'en obtenir communication. »
Le reste de l'article est inchangé.

2■ Les articles 6, 7, 13 et 15 des statuts afin d'en simplifier et/ou d'en améliorer la rédaction :

« Article 6 - Capital social
Les paragraphes 1 à 4 sont supprimés. L'article 6 se lira désormais :
« Le capital social s'établit à TROIS MILLIONS TROIS CENT SOIXANTE DIX-HUIT MILLE DEUX CENT QUATRE-VINGT QUATRE EUROS ET VINGT-SEPT CENTS (3 378 284,27 euros) divisé en DEUX CENT VINGT ET UN MILLIONS SIX CENT MILLE SEPT CENT SOIXANTE (221 600 760) actions de même catégorie et entièrement libérées. »

« Article 7 - Libération des actions
« Toute souscription d'actions en numéraire est obligatoirement accompagnée du versement du quart au moins du montant nominal des actions souscrites et, le cas échéant, de la totalité de la prime d'émission. Le surplus est payable en une ou plusieurs fois, aux époques et dans les proportions qui seront fixées par le Directoire, **conformément à la loi**. Les appels de fonds sont portés à la connaissance des actionnaires quinze jours au moins avant l'époque fixée pour chaque versement, soit par lettres recommandées avec accusé de réception, soit par avis inséré dans un journal d'annonces légales du lieu du siège social. »
Le second paragraphe est inchangé.

« Article 13 – Durée des fonctions des membres du Directoire - Rémunération »
Le 1er alinéa est modifié comme suit :
« Le Directoire est nommé pour une durée de 3 ans. **Les fonctions des membres prennent fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expirent ces fonctions.** En cas de vacance par décès, démission ou révocation, le Conseil de Surveillance sera tenu dans un délai de deux mois à compter de la vacance de pourvoir au remplacement du poste vacant, pour le temps qui reste à courir jusqu'au renouvellement du Directoire. »
Le reste de l'article est inchangé

« Article 15 - Pouvoirs et fonctions du Directoire
1■ Le Directoire est investi des pouvoirs les plus étendus à l'égard des tiers pour agir en toutes circonstances au nom de la Société, sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et au Conseil de surveillance **par la loi** et les présents statuts, notamment en ce qui concerne les opérations visées aux paragraphes 4 et 5 du présent article et à l'article 19 ci-après. Le Directoire a la faculté de déléguer partie de ses pouvoirs qu'il jugera utile. »
Le reste de l'article est inchangé.

■ Quatorzième Résolution

(Pouvoirs pour les formalités)

L'Assemblée Générale donne tous pouvoirs au porteur de copies ou d'extraits du procès-verbal des présentes délibérations pour faire toutes déclarations et remplir toutes formalités légales, dépôt, publicité ou autres.

Formulaire de demande de documentation



Formulaire de demande de documentation

dont l'utilisation est facultative

A adresser à BNP Paribas en utilisant l'enveloppe T jointe.
Demande d'envoi des documents et renseignements visés à l'article 135 modifié du décret 67-236 du 23 mars 1967.

Je soussigné(e),

Nom et prénoms : ....
ou dénomination sociale

Domicile : ....
ou Siège social

agissant en qualité d'actionnaire de la société JCDecaux SA,

reconnais avoir déjà reçu les documents se rapportant à l'Assemblée Générale convoquée et visés à l'article 133 modifié du décret n° 67-236 du 23 mars 1967, à savoir : l'ordre du jour, le texte des projets de résolutions, l'exposé sommaire de la situation de la Société au cours de l'exercice écoulé (avec le tableau annexe concernant les résultats des cinq derniers exercices),

demande à la Société de m'adresser, sans frais pour moi, avant la réunion de l'Assemblée Générale Mixte, les documents et renseignements visés à l'article 135 du même décret.

Fait à ...., le 2004

Signature :

Conformément à l'article 138 alinéa 3 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, s'ils ne l'ont pas déjà fait, obtenir de la Société, par une demande unique, l'envoi des documents et renseignements visés aux articles 133 et 135 du même décret à l'occasion de chacune des Assemblées Générales d'actionnaires ultérieures.

Au cas où l'actionnaire désirerait bénéficier de cette faculté, mention devra en être portée sur la présente demande.

Conception et réalisation : Prod'In +33 (0)1 49 48 91 61 - 2004

JCDecaux SA
Siège social : 17 rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre - FR 44307570747

JCDecaux

les vitrines du monde

Information note as approved by the French "Autorité des Marchés Financiers" containing details of a program whereby JCDecaux SA is authorized to redeem its own shares

FILE 82-5247

JCDECAUX SA
Société Anonyme à Directoire et Conseil de Surveillance
au capital de 3 378 284,27 €
Siège Social : 17 rue Soyer - 92200 NEUILLY SUR SEINE
307 570 747 RCS Nanterre

Code EUROCLEAR : 7791

NOTE D'INFORMATION EMISE PREALABLEMENT A LA MISE EN ŒUVRE D'UN PROGRAMME DE RACHAT D'ACTIONS PROPRES QUI SERA SOUMIS A L'ASSEMBLEE GENERALE MIXTE DU 12 MAI 2004

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

En application de l'article L621-8 du Code monétaire et financier, l'Autorité des marchés financiers a apposé son visa n° 04-310 en date du 22 avril 2004 sur la présente note d'information, conformément aux dispositions du règlement COB n°98-02 modifié par le règlement 2000-06. Ce document a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique pas approbation du programme de rachat d'actions ni authentification des éléments comptables et financiers présentés.

PROGRAMME DE RACHAT DE TITRES

SYNTHESE DES PRINCIPALES CARACTERISTIQUES DE L'OPERATION

- **Visa AMF n° 04-310 en date du 22 avril 2004**

- **Emetteur :** JCDECAUX SA

  Les actions de la société JCDECAUX SA sont cotées sur le Premier Marché d'Euronext Paris. Le Code ISIN de la société JCDecaux SA est FR0000077919.

- **Titres concernés :** Actions de la Société

- **Pourcentage de rachat maximal autorisé par l'Assemblée Générale :** 10 % du capital incluant les titres achetés en 2002 dans le cadre de l'autorisation reçue de l'Assemblée du 23 mai 2002, soit à titre indicatif 21 960 076 actions du capital social au 31 décembre 2003.

- **Prix d'achat unitaire maximal autorisé :** 20 euros

- **Prix minimal de vente autorisé :** 10 euros

- **Montant maximum du programme :** 439 201 520 euros

- **Objectifs de ce programme:** Acheter, en une ou plusieurs fois, les actions propres de la Société en vue, par ordre décroissant de priorité :

  - de procéder à des achats et des ventes en fonction des situations de marché ;

  - de régulariser le cours de l'action par intervention systématique en contre-tendance sur le marché ;

  - de mettre en œuvre tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de commerce ;

  - d'attribuer des actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de mettre en œuvre tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ;

  - de remettre des actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition conformément à la réglementation boursière;

  - de remettre des actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société dans les limites de la réglementation boursière;

  - de mettre en œuvre une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert dans le cadre de la réglementation boursière ;

FILE 82-5247

- d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption d'une résolution spécifique en Assemblée Générale Extraordinaire.

➢ **Durée du programme :** Ce programme est valable 18 mois à compter de l'Assemblée Générale du 12 mai 2004 soit jusqu'au 12 novembre 2005.

En application du règlement COB n° 98-02 du 6 septembre 1998 modifié par le règlement n° 2000-06, la présente note d'information a pour objet de décrire les objectifs et les modalités du programme de rachat d'actions qui sera soumis à l'autorisation de l'Assemblée Générale Mixte des actionnaires du 12 mai 2004 et qui se substituera à celui autorisé par l'Assemble Générale du 14 mai 2003.

INTRODUCTION

La société JCDecaux SA est numéro un de la communication extérieure en Europe et numéro deux mondial.

Elle bénéficie d'une première place mondiale sur les segments du Mobilier urbain et de la publicité dans les aéroports et d'une première place européenne sur le segment de l'affichage grand format.

Les actions de la société JCDecaux SA sont cotées sur le Premier Marché d'Euronext Paris.

FILE 82-5247

I- BILAN DU PRECEDENT PROGRAMME DE RACHAT D'ACTIONS

Déclaration par l'émetteur des opérations réalisées sur ses propres titres
du 24 mai 2002 au 02 avril 2004

Pourcentage de capital auto détenu de manière directe et indirecte au 02/04/04 :	0,09%
Nombre d'actions annulées au cours des 24 derniers mois :	0
Nombre de titres détenus en portefeuille au 02/04/04 :	200 000
Valeur comptable du portefeuille au 02/04/04 :	2 055 585,10 €
Valeur de marché du portefeuille au 02/04/04 :	3 668 000,00 €

	Flux bruts cumulés		Positions ouvertes au jour du dépôt de la note d'information					
	Achats	Ventes / Transferts	Positions ouvertes à l'achat			Positions ouvertes à la vente		
Nombre de titres	200 000	-	Call achetés	Put vendus	Achats à terme	Call vendus	Put achetés	Ventes à terme
Échéance maximale moyenne			-	-	-	-	-	-
Cours moyen de la transaction	10,28€	-						
Prix d'exercice moyen	-	-	-	-	-	-	-	-
Montants	2 055 585,10€	-						

La Société n'a pas utilisé de produits dérivés aux fins de racheter les titres en question. Elle n'a de surcroît donné aucune autorisation pour faire réaliser ce type d'opérations au sein de ses services ou par l'intermédiaire d'intervenants extérieurs.

Les rachats d'actions réalisés l'ont notamment été, pour environ 190 000 actions (soit 95% des actions rachetées), en vue de compenser la dilution pouvant résulter de l'exercice des options de souscription consenties à certains salariés et, pour environ 10 000 actions (soit 5% des actions rachetées), en vue d'assurer la régularisation du cours de bourse des actions de la Société par intervention systématique en contre-tendance.

A la date d'établissement de la présente note, il n'existe pas de convention de tenue de marché et/ou de liquidité.

II- OBJECTIF DU PROGRAMME DE RACHAT D'ACTIONS ET UTILISATION DES ACTIONS RACHETEES

JCDECAUX SA souhaite disposer de la possibilité de mettre en œuvre un programme de rachat d'actions en vue, par ordre décroissant de priorité :

- d'acheter et de vendre des actions en fonction des situations de marché ;

- de régulariser le cours de l'action par intervention systématique en contre-tendance sur le marché ;

- de mettre en œuvre tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de commerce ;

- d'attribuer des actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de mettre en œuvre tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ;

- de remettre des actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition conformément à la réglementation boursière ;

- de remettre des actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société dans les limites de la réglementation boursière ;

- de mettre en œuvre une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert dans le cadre de la réglementation boursière ;

- d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption d'une résolution spécifique en Assemblée Générale Extraordinaire.

III- CADRE JURIDIQUE

Ce programme sera soumis à l'approbation de l'Assemblée Générale Mixte des actionnaires le 12 mai 2004, statuant aux conditions de quorum et de majorité requises en matière ordinaire (sixième résolution) et en matière extraordinaire (douzième résolution).

« Sixième résolution :

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers:

- constate que la Société n'a pas fait usage de l'autorisation reçue de l'Assemblée Générale en date du 14 mai 2003 ;

- autorise le Directoire conformément aux articles L.225-209 et suivants du Code de commerce à acheter, en une ou plusieurs fois, les actions propres de la Société en vue, par ordre décroissant de priorité :

- de procéder à des achats et des ventes en fonction des situations de marché ;

- de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ;

- de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de commerce ;

- de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ;

- de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition conformément à la réglementation boursière ;

- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société dans les limites de la réglementation boursière ;

- de la mise en œuvre d'une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'Assemblée Générale de la douzième résolution ci-après et dans les termes qui y sont indiqués.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que:

- le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10% des actions composant le capital de la Société, soit, à titre indicatif au 31 décembre 2003, 21.960.076 actions ;

- le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le prix maximum d'achat des actions dans le cadre de la présente résolution sera de 20 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules acquisitions réalisées à compter de la présente Assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société serait susceptible de payer pour l'achat de ses actions serait de 439 201 520 euros, correspondant à un prix maximum par action de 20 euros et à un nombre maximum de 21.960.076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimum de vente des actions auto-détenues acquises dans le cadre du programme de rachat d'actions autorisé par la présente assemblée générale sera de 10 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules cessions décidées à compter de la présente assemblée. Ce prix s'applique de manière implicite aux remises d'actions par suite de l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L.225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale délègue au Directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs,

d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action, par application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer, dans les conditions légales, la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire. »

« Douzième résolution :

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, autorise le Directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce.

Le nombre maximum d'actions pouvant être annulées par la Société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10%) des actions composant le capital de la Société, étant rappelé que cette limite s'applique à un montant du capital de la Société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente Assemblée Générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités. »

IV- MODALITES

1) Part maximale du capital à acquérir et montant maximal payable par JCDecaux SA

Le programme de rachat pourra porter sur un montant maximal de 10 % du capital social, arrêté au 31 décembre 2003 et déduction faite des 200.000 actions acquises par la Société dans le cadre de l'autorisation donnée par l'Assemblée Générale des actionnaires du 23 mai 2002, soit 21 960 076 actions, ce chiffre pouvant être ajusté en fonction des opérations financières réalisées par la Société et ayant une incidence sur le capital.

En application de l'article L.225-210 du Code de Commerce, la Société s'engage à ne pas détenir directement ou indirectement plus de 10% de son capital social.

La somme maximale que la Société engagerait dans ce programme serait de 439 201 520 euros, correspondant à un prix plafond d'achat de 20 euros par action.

A titre indicatif, le montant des réserves libres de la Société, tel qu'il ressort des comptes sociaux établis au 31 décembre 2003, était de 1 646,5 millions d'euros. En application de la loi, le montant du programme ne pourra être supérieur à ce montant jusqu'à l'arrêté des comptes annuels sociaux de l'exercice en cours.

Par ailleurs, la Société s'engage à maintenir un flottant suffisant compatible avec la négociation de ses titres sur le Premier Marché d'Euronext Paris, dont le seuil est de 25 %.

2) Modalités de rachat

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen).

La Société n'envisage pas de recourir à l'utilisation de produits dérivés dans le cadre de ce programme de rachat.

Le prix maximal d'achat, hors frais d'acquisition, serait fixé à 20 euros. Le prix minimal de vente, hors frais de cession, serait fixé à 10 euros.

3) Durée et calendrier du programme

Aux termes de la résolution proposée à l'Assemblée Générale Ordinaire, ce programme a une durée de dix-huit mois à compter de ladite assemblée et pourra donc se poursuivre jusqu'au 12 novembre 2005.

Par ailleurs, en vertu de l'article L225-209 du Code de Commerce, la Société pourra annuler les actions rachetées dans la limite de 10 % du capital sur une période de vingt-quatre mois.

4) Financement du programme

La Société entend financer ce programme sur ses ressources financières courantes.

D'après les comptes consolidés arrêtés au 31 décembre 2003, la trésorerie nette du Groupe (valeurs réalisables et disponibles hors endettement) était de 145 millions d'euros, les capitaux propres (part du Groupe) étaient de 1 333,8 millions d'euros et l'endettement financier net du Groupe était de 635,8 millions d'euros.

V- ELEMENTS PERMETTANT D'APPRECIER L'INCIDENCE DU PROGRAMME SUR LA SITUATION FINANCIERE DE JCDECAUX SA

Selon l'objectif retenu lors de la mise en place du plan de rachat, l'incidence serait la suivante :

- En cas de rachat non suivi d'annulation et destiné à l'élargissement du flottant par remise des titres achetés sur le marché, compte tenu du mode de financement retenu, la mise en œuvre du programme ne devrait pas avoir d'incidence significative sur le bénéfice net par action et sur la situation financière de l'entreprise.

- En cas de rachat suivi d'annulation, l'évolution de la situation financière est indiquée ci-dessous sur la base des hypothèses suivantes :

  - rachat de 10 % des actions composant le capital social ;
  - calcul sur une année pleine sur la base des comptes consolidés 2003 ;
  - prix d'achat de 14,8 euros par action, déterminé sur la base de la moyenne des cours des trois derniers mois, soit du 18 décembre 2003 au 18 mars 2004 ;
  - financement par endettement au taux *de 4,7 % (taux d'impôt 35,43 %)*

	Comptes consolidés au 31/12/03	Rachat de 10% du capital	Pro forma après rachat de 10% du capital	Effet en %
Capitaux propres part du Groupe (en M€)	1 333,8	-334,9	998,9	-25,1%
Capitaux propres de l'ensemble consolidé (en M€)	1 365,2	-334,9	1 030,3	-24,5%
Endettement financier net*(en M€)	635,8	325,0	960,8	51,1%
Résultat net part du groupe (en M€)	40,9	-9,9	31,0	-24,1%
Nombre moyen pondéré d'actions	221 400 760	-21 960 076	199 440 684	-9,9%
Résultat net par action (en €)	0,185	-0,029	0,156	-15,8%
Nombre moyen pondéré d'actions ajusté de l'effet des instruments dilutifs	225 793 495	-21 960 076	203 833 419	-9,7%
Résultat net dilué par action	0,181	-0,029	0,152	-15,9%

* *En considérant que les frais financiers sont débités en fin d'année.*

VI- REGIMES FISCAUX DES RACHATS

- Pour JCDECAUX SA

Dans l'hypothèse où la Société n'annulerait pas les titres rachetés, leur cession ultérieure aurait une incidence sur son résultat imposable dans la mesure où les titres seraient cédés à un prix différent du prix de rachat.

Par contre, dans l'hypothèse où la Société utiliserait la possibilité d'annuler les actions rachetées, le rachat n'aurait pas d'incidence sur le résultat imposable, en particulier, la revalorisation des titres constatée le cas échéant entre la date d'achat et la date d'annulation ne générerait pas d'impôt.

- Pour le cédant des titres

Le régime fiscal des plus-values s'applique à l'ensemble des opérations de rachat de titres.

Dans le contexte du rachat par JCDECAUX SA de ses propres actions, les gains éventuellement réalisés par les entreprises seront soumis aux régime des plus-values professionnelles (article 39 duodecies du Code général des impôts).

Lorsque les gains sont réalisés par une personne physique, ils sont, en pratique, soumis au régime prévu par l'article 150–OA du Code général des impôts. Selon ce régime, les plus-values ne sont imposables, au taux de 16 % (26 % avec les prélèvements sociaux) que si le montant global annuel des cessions réalisées par l'actionnaire dont les titres ont été rachetés excède 15 000 € .

Les gains réalisés à l'occasion de la cession de leurs actions par des personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4B du Code général des impôts ou dont le siège social est situé hors de France ne sont pas soumis à l'impôt en France (article 244 bis C du Code général des impôts).

VII- REPARTITION DU CAPITAL DE JCDECAUX SA

Le capital de JCDECAUX SA est divisé en 221 600 760 actions et droits de vote dont la répartition est précisé par le tableau ci-après (au 31 décembre 2003) :

Actionnaires	Nombre d'actions	Pourcentage de capital	Pourcentage de droits de vote
JCDECAUX HOLDING	154 062 745	69,52 %	69,58 %
Public	61 614 797	27,80 %	27,83 %
Famille Decaux et autres	5 456 918	2,46 %	2.46 %
Actionnaires salariés	266 300	0,12 %	0,12 %
Actions auto-détenues	200 000	0,09 %	0
Actions d'auto-contrôle	**0**	**-**	**-**
Total	**221 600 760**	**100 %**	**100 %**

Il n'existe pas d'actions à droit de vote double.

A la connaissance de la Société, il n'existe pas de pacte d'actionnaires et il n'existe pas d'autre actionnaire détenant ou ayant détenu au cours des douze derniers mois, directement ou indirectement, seul ou de concert, 5 % et plus du capital ou des droits de vote.

Au 31 décembre 2003, le nombre total d'actions pouvant être émises par levées d'options de souscription d'actions attribuées s'élève à 4 401 346 actions. Si ces options sont exercées en totalité, le personnel de la Société, de ses filiales et de JCDecaux Holding détiendra environ 1,95% des actions de la Société (hors FCPE).

Au 9 avril 2004, 5 110 options de souscription d'actions ont été exercées depuis le 31 décembre 2003.

VIII- INTENTIONS DE LA PERSONNE CONTROLANT L'EMETTEUR

A la connaissance de la Société, l'actionnaire de contrôle et les dirigeants ne s'interdisent pas, le cas échéant, d'être la contrepartie de la Société dans le respect des dispositions législatives et réglementaires en vigueur.

IX- EVENEMENTS RECENTS

Le chiffre d'affaires du quatrième trimestre 2003 a été publié le 13 février 2004, et les comptes de l'exercice 2003 ont été publiés en projet au BALO du 26 avril 2004.

Par ailleurs, la Société a enregistré auprès de l'Autorité des marchés financiers, le 16 avril 2004, un document de référence sur l'exercice 2003, sous le n°R.04-055

X- PERSONNE ASSURANT LA RESPONSABILITE DE LA NOTE D'INFORMATION

"A notre connaissance, les données de la présente note d'information sont conformes à la réalité : elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le programme de rachat d'actions propres par JCDECAUX SA ; elles ne comportent pas d'omission de nature à en altérer la portée."

Le Directeur Général,
Jean-Charles DECAUX

FILE 82-5247

Press release in relation to JCDecaux SA's revenues for the first quarter 2004

FILE 82-5247

JCDecaux

FIRST QUARTER 2004 : CONTINUED SOLID ORGANIC REVENUE GROWTH

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

28 April 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today its revenues for the three months ended 31 March, 2004. On a reported basis, revenues increased by 1.7% to €358.9 million compared to €352.9 million in the same period last year. Excluding acquisitions/divestitures and foreign exchange impact, organic revenues increased by 2.8%. These revenue figures are in line with the Company's comments made at the time of its annual results, announced in mid-March.

Q1 Revenues	2004 (€m)	2003 (€m)	Change (%)	Organic growth(1) excl. acquis./divest. and FX impact (%)
Street Furniture	197.5	191.5	3.1%	2.8%
Billboard	96.4	96.7	-0.3%	3.4%
Transport	65.0	64.7	0.5%	2.1%
Total Group	**358.9**	**352.9**	**1.7%**	**2.8%**

Street Furniture : Revenues increased by 3.1% to €197.5 million from €191.5 million in the first quarter of 2004. Excluding acquisitions/divestitures and adjusting for currency, organic revenues increased by 2.8% over the period. Excluding non-advertising revenues related to the sale, rental and maintenance of street furniture contracts, advertising revenues in Street Furniture were up 5.5% in the first quarter of 2004.

The European advertising market as a whole is showing signs of recovery, with advertising revenues virtually flat in Germany and up in France, a solid revenue increase in Austria and Portugal, and double digit organic revenue growth in the UK and in The Netherlands. In the United States, organic revenues were also up in double digits, as the Chicago contract continued to perform strongly and sales in shopping malls improved markedly over the prior year period. In Asia-Pacific, organic revenues continued to increase.

Billboard revenues declined by 0.3% to €96.4 million from €96.7 million in the same period last year. Excluding acquisitions/divestitures and foreign exchange impact, organic revenue growth was 3.4%. Organic revenues increased in France and in the UK, and were particularly strong in Southern Europe (Spain, Portugal and Italy) and in most Central European countries, which were up in double-digits.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

(1) Includes some minor restatements of revenues across business segments to reflect the restructuring of some of our subsidiaries, as well as the development of some contracts. Following these restatements, the Company's reporting in Q1 2004 is strictly comparable to that in Q1 2003.

FILE 82-5247

Transport revenues increased by 0.5% to €65.0 million from €64.7 million in the first quarter of 2003. Excluding acquisitions/divestitures and foreign exchange impact, organic revenue growth was 2.1% in the period. While business had a slow start to the year in the United States and, to a lesser extent, in the UK, organic revenues grew in double digits in Hong Kong, Chile, and in several countries across Europe.

Commenting on first quarter revenues and prospects for the first half of 2004, Jean-François Decaux, Chairman of the Board and Co-Chief Executive Officer, said:

« Our first quarter performance is in line with our expectations at the time of our annual results announcement. Our Street Furniture business continued to grow, with advertising sales up 5.5% over the same period last year. Our Billboard and Transport businesses performed soundly, particularly in light of strong comparables in the prior year period.

As previously stated, we expect stronger organic revenue growth in the second quarter of 2004, as demand remains solid in the United States and in Asia-Pacific, and improves in Europe, particularly in Germany. For the full year 2004, we now expect Group organic revenue growth of 3% to 5%, leading to further improvement in profitability."

Next information :
Annual Shareholders Meeting, 12 May 2003

Key Information on the Group

- 2003 revenues : €1544 million
- Listed on Euronext Paris ; part of the SBF 120 and Euronext 100 indexes
- N°1 worldwide in street furniture (291,000 faces)
- N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)
- N°1 in Europe for billboards (189,000 faces)
- 630,000 advertising faces in 43 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 6 900 employees

For more information, contact :

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr